



February 23, 2005. ref.: 031/04

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549



SUPPL

Re: Companhia Suzano de Papel e Celulose
File n°. 82-3550

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission two copies of the following reports and materials:



Press Release – Suzano and VCP acquire control of Ripasa

Minutes of Meeting of the Board Of Directors – November 3, 2004

Material Announcement – dated November 10, 2004 (VCP and Ripasa)

Board approves next phase of the 1.0 million tons/yes pulp expansion project

Press Release – Consolidated results for third quarter 2004

Unconsolidated and Consolidated Quarterly Financial Information – September 30, 2004

Minutes of Meeting of the Boards Of Directors – dated July 22, 2004

Minutes of Meeting of the Boards Of Directors – dated July 1, 2004

Minutes of Extraordinary General Meeting of Stockholders – dated September 15, 2004

Minutes of Meeting of the Boards Of Directors – dated September 20, 2004

Notice to Shareholders – dated September 20, 2004

Press Release - Suzano (SUZB5) is selected for the IbrX 50 Index BOVESPA

Convocation Extraordinary General Meeting of Stockholders – dated August 26, 2004

Press Release - Suzano raises R$ 500 million in 10 – year debentures

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

- **SEDE:** Av. Tancredo Neves, 274 • Bloco B • Sala 121 • CEP 41820-020 • Caminho das Árvores • Salvador • BA • Brasil
- **ESCRITÓRIO SÃO PAULO:** Av. Brigadeiro Faria Lima, 1355 • 5° ao 8° andar • CEP 01452-919 • São Paulo • SP • Brasil
- **UNIDADE SUZANO:** R. Dr. Prudente de Moraes, 3240 ao 4006 • CEP 08613-900 • Areião • Suzano • SP • Brasil
- **UNIDADE RIO VERDE:** Av. Miguel Badra, s/n° • CEP 08690-010 • Rio Abaixo • Suzano • SP • Brasil
- **UNIDADE MUCURI:** Rodovia BR 101 Km 945,4 +7 Km à esquerda • Caixa Postal: 63 • CEP 45930-000 • Mucuri • BA • Brasil

www.suzano.com.br

dlw 3/30


SUZANO
PAPEL E CELULOSE

Minutes of Meeting of the Board of Directors - dated July 1, 2004

Announces Consolidated Results for 2nd quarter 2004

Notice to Shareholders - dated August 2, 2004

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, envelope provided for your convenience.

Very truly yours,

Gustavo Poppe
Investor Relations

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

○ SEDE: Av. Tancredo Neves, 274 • Bloco B • Sala 121 ∘ CEP 41820-020 • Caminho das Árvores • Salvador • BA • Brasil
○ ESCRITÓRIO SÃO PAULO: Av. Brigadeiro Faria Lima, 1355 • 5° ao 8° andar ∘ CEP 01452-919 • São Paulo • SP • Brasil
○ UNIDADE SUZANO: R. Dr. Prudente de Moraes, 3240 ao 4006 ∘ CEP 08613-900 ∘ Areião • Suzano • SP • Brasil
○ UNIDADE RIO VERDE: Av. Miguel Badra, s/nº • CEP 08690-010 ∘ Rio Abaixo ∘ Suzano • SP • Brasil
○ UNIDADE MUCURI: Rodovia BR 101 Km 945,4 +7 Km à esquerda • Caixa Postal: 63 • CEP 45930-000 • Mucuri • BA • Brasil

www.suzano.com.br



SUZANO
PAPEL E CELULOSE

February 23, 2005. ref.: 031/04

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Companhia Suzano de Papel e Celulose
File n°. 82-3550

To Whom it May Concern:



On behalf of the Issuer, we enclose for submission two copies of the following reports and materials:

Press Release – Suzano and VCP acquire control of Ripasa

Minutes of Meeting of the Board Of Directors – November 3, 2004

Material Announcement – dated November 10, 2004 (VCP and Ripasa)

Board approves next phase of the 1.0 million tons/yes pulp expansion project

Press Release – Consolidated results for third quarter 2004

Unconsolidated and Consolidated Quarterly Financial Information – September 30, 2004

Minutes of Meeting of the Boards Of Directors – dated July 22, 2004

Minutes of Meeting of the Boards Of Directors – dated July 1, 2004

Minutes of Extraordinary General Meeting of Stockholders – dated September 15, 2004

Minutes of Meeting of the Boards Of Directors – dated September 20, 2004

Notice to Shareholders – dated September 20, 2004

Press Release - Suzano (SUZB5) is selected for the IbrX 50 Index BOVESPA

Convocation Extraordinary General Meeting of Stockholders – dated August 26, 2004

Press Release - Suzano raises R$ 500 million in 10 – year debentures



SUZANO
PAPEL E CELULOSE

Minutes of Meeting of the Board of Directors - dated July 1, 2004

Announces Consolidated Results for 2nd quarter 2004

Notice to Shareholders - dated August 2, 2004

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, envelope provided for your convenience.

Very truly yours,

Gustavo Poppe
Investor Relations

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

- **SEDE:** Av. Tancredo Neves, 274 • Bloco B • Sala 121 • CEP 41820-020 • Caminho das Árvores • Salvador • BA • Brasil
- **ESCRITÓRIO SÃO PAULO:** Av. Brigadeiro Faria Lima, 1355 • 5° ao 8° andar • CEP 01452-919 • São Paulo • SP • Brasil
- **UNIDADE SUZANO:** R. Dr. Prudente de Moraes, 3240 ao 4006 • CEP 08613-900 • Areião • Suzano • SP • Brasil
- **UNIDADE RIO VERDE:** Av. Miguel Badra, s/nº • CEP 08690-010 • Rio Abaixo • Suzano • SP • Brasil
- **UNIDADE MUCURI:** Rodovia BR 101 Km 945,4 +7 Km à esquerda • Caixa Postal: 63 • CEP 45930-000 • Mucuri • BA • Brasil

www.suzano.com.br





Suzano and VCP acquire control of Ripasa

São Paulo, 10 November 2004: - Suzano Bahia Sul Papel e Celulose S.A. ("**Suzano**" or "the Company") – (Bovespa: SUZB5), one of Latin America's largest integrated producers of paper and pulp, announced today that it has signed an agreement for the acquisition, by Suzano and Votorantim Celulose Papel SA ("VCP"), of all the common and preferred stock held directly and indirectly by the controlling stockholders of Ripasa SA Celulose e Papel ("Ripasa").

The shares will be acquired as follows:

I. 111,417,366 common shares and 35,988,899 preferred shares of Ripasa will be acquired and paid by March 31, 2005, representing 66.67% of the voting stock and 39.77% of the total stock, and

II. 55,708,684 common shares and 17,450,639 preferred shares of Ripasa, representing 33.33% of the voting stock and 19.74% of the total stock, will be the subject of purchase options to be exercised within up to 6 years.

The total price agreed for the transaction described in item I above is the equivalent in Reais to US$ 480 million. The total price agreed for the transaction described in item II above is the equivalent to US$ 240 million in Reais. As agreed by the parties, the total price to be paid in this transaction will include the economic value of the common shares plus a premium for control. The price to be paid for the preferred shares will be calculated by their economic value, which will be determined by a third party.

The acquisition will give Suzano and VCP equal direct or indirect holdings in the capital of Ripasa. The transaction will be submitted to the applicable authorities, including the Brazilian antitrust authorities, in the periods required. Suzano and VCP hereby announce that they will continue to operate as competitors in the markets in which they operate, preserving the independence of their operations.

To achieve the objectives described above and subject to satisfactory conclusion of preliminary studies, a company restructuring may be implemented as soon as possible, in order to enable the minority stockholders of Ripasa to acquire shares of Suzano and VCP, respectively, based on the economic value of their Ripasa shares. At the conclusion of this process, in order to increase possible significant synergy gains for all the stockholders, VCP and Suzano will (i) delist Ripasa, (ii) transform Ripasa in a production unit and (iii) sell their respective shares of products independently.

Through this transaction Suzano and VCP reaffirm their long-term commitment to the paper and pulp industry, which generates significant funds for Brazil and which is strategically important for the country. With this important step, Suzano and VCP strengthen their positions to compete better in the market for pulp and paper worldwide.

Suzano's CEO Murilo Passos, highlighted: "With the acquisition of Ripasa, our growth strategy is even more solid, strengthening our investment capability in our pulp expansion projects and our position in the Brazilian market. This transaction is an important step for the consolidation of the pulp and paper industry, creating value for all our shareholders."

The two companies will give further details on this project in this **conference call:**

Conference call access:
Slide / audio webcast via : www.suzano.com.br

In Portuguese, with simultaneous translation to / from English:

November 11, 2004 – 14:00 hrs (Brasília Time) ou 11:00 hrs (NY Time)
Access in Brazil: 5511 4613-0501
Access outside Brazil: 1 (412) 858-4600
Password: 3878

About RIPASA

Ripasa S.A Celulose e Papel, listed on the São Paulo stock exchange (Bovespa) under the Level I Corporate Governance standards, produces pulp, printing and writing papers, specialty papers, paperboard and cardboards. In 2003 its net revenue was R$ 1.2 billion, and its consolidated unit sales volume was 522 thousand tons. In the first nine months of 2004 its net revenue was R$ 1.0 billion and its unit sales were 459 thousand tons. Ripasa has four plants in the State of São Paulo, and 86.4 thousand he of forests, and 2,822 employees.

Suzano Papel e Celulose is one of the largest fully integrated producers of pulp and paper in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those set forth in the forward- looking statements. These risks include changes in future demand for the Company's products, the final decision on starting construction for the expansion, the aimed funding structure of the project, the capex timetable, the final capacity of the project, changes in the factors which affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general. Investors are cautioned not to rely on these forward-looking statements in making decisions.

Contacts:

1) Investor Relations: ri@suzano.com.br / phone: 55 11 3037 9061

Gustavo Poppe / Cesar Romero / Fernando Mearim / Rosely D' Alessandro / Simone Capersmidt

2) Press: GWA Comunicação Integrada – gwa@gwacom.com / 5511 3816 3922

Fernanda Burjato / Regina Maia

3) Exports: sales@suzano.com.br

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held company
CNPJ/MF nº 16.404.287/0001-55
NIRE 29.300.016.331

MINUTES OF MEETING OF THE BOARD OF DIRECTORS

The Board of Directors of Suzano Bahia Sul Papel e Celulose S.A. met at 10 a.m. on 3 November 2004, in the company's office at Av. Brigadeiro Faria Lima, 1355, 8th floor, São Paulo, São Paulo state, the undersigned members being present. Mr. David Feffer assumed the chairmanship of the meeting and invited me, Fabio Eduardo de Pieri Spina, to be secretary. He then explained that the purpose of the meeting was to elect one (1) director of the company. After debating the matter the Board, by unanimous vote of those present, elected Mr. **Ernesto Peres Pousada Junior**, Brazilian, mechanical engineer, married, holder of identity card RG number 13.196.844-SP, registered in the Brazilian Registry of Individual Taxpayers (CPF) under number 125547758-00, domiciled and resident at Rua Edson, 621 - Apt. 81, Campo Belo, São Paulo, São Paulo state, as an Executive Officer, with term of office to expire at the meeting of the Board of Directors to be held immediately after the Annual General Meeting of 2005, to be Director Responsible for the Expansion Project at the Mucuri industrial unit. It was recorded that he is not disqualified for the exercise of this post by any of the impediments specified by law. There being no further business, the meeting was closed and these minutes prepared, read, agreed and signed by those present. São Paulo, 3 November 2004. David Feffer, Chairman of the Meeting; Fabio Eduardo de Pieri Spina, Secretary. Members of the Board of Directors: David Feffer; Daniel Feffer; Boris Tabacof; Augusto Esteves de Lima Junior; Claudio Thomaz Lobo Sonder; Antonio de Souza Corrêa Meyer; Jorge Feffer and Oscar de Paula Bernardes Neto.

This is a true copy of the original, written into the book kept for the purpose by the company.

Fábio Eduardo de Pieri Spina

Secretary

SUZANO BAHIA SUL PAPEL E CELULOSE S.A
(CNPJ 16.404.287/0001-55)

VOTORANTIM CELULOSE E PAPEL S.A.
(CNPJ 60.643.228/0001-21)

RIPASA S.A. CELULOSE E PAPEL
(CNPJ 51.468.791/0001-10)

MATERIAL ANNOUNCEMENT

Suzano Bahia Sul Papel e Celulose S.A. ("Suzano"), Votorantim Celulose Papel S.A. ("VCP") and Ripasa SA Celulose e Papel ("Ripasa"), in compliance with Paragraph 4 of Article 157 of Law 6404/76, and CVM Instruction 358/02, hereby inform their respective stockholders and the market in general that on today's date an agreement was signed for the acquisition by Suzano and VCP of all the common and preferred stock in Ripasa held directly or indirectly by its controlling stockholders.

The shares will be acquired as follows:

I. 111,417,366 common shares and 35,988,899 preferred shares of Ripasa will be acquired and paid by March 31, 2005, representing 66.67% of the voting stock and 39.77% of the total stock, and

II. 55,708,684 common shares and 17,450,639 preferred shares of Ripasa, representing 33.33% of the voting stock and 19.74% of the total stock, will be the subject of purchase options to be exercised within up to 6 years.

The price to be paid for acquisition of the shares referred to in item I above is the equivalent in Reais of US$ 480 million; the price to be paid for the acquisition of the shares referred to in item II above is the equivalent in Reais of US$ 240 million. Under the agreement, of the total price of the transaction (referred to in items I and II above) the price to be paid for the preferred shares will be calculated by their economic value, which will be determined by a specialized company, and the price to be paid for the common shares will be calculated by their economic value, plus a premium for control.

The acquisition will give Suzano and VCP equal direct or indirect holdings in the capital of Ripasa. The transaction will be submitted to the applicable authorities, including the Brazilian antitrust authorities, in the periods required. Suzano and VCP hereby announce that they will continue to operate as competitors in the markets in which they operate, preserving the independence of their operations.

To achieve the objectives described above and subject to satisfactory conclusion of preliminary studies, a company restructuring may be implemented as soon as possible, in order to enable the minority stockholders of Ripasa to migrate to shares of Suzano and VCP, respectively, based on the economic value of the preferred shares they hold. At the

conclusion of this process, in order to take full advantage of significant synergy gains, VCP and Suzano will (i) delist Ripasa, (ii) transform Ripasa into a production unit and (iii) sell their respective shares of products separately and independently.

Through this transaction Suzano and VCP reaffirm their long-term commitment to the paper and pulp industry, which generates significant funds for Brazil and which is strategically important for the country. With this important step, Suzano and VCP strengthen their positions to compete better in the worldwide market for pulp and paper.

São Paulo, 10 November 2004

Suzano Bahia Sul Papel e Celulose S.A.
Bernardo Szpigel
Chief Financial and Investor Relations Officer

Votorantim Celulose e Papel S.A.
Valdir Roque
Investor Relations Director

Ripasa S.A. Celulose e Papel
Romeu Alberti Sobrinho
Investor Relations Director




SUZANO
PAPEL E CELULOSE

Board approves next phase of the 1.0 million tons/year pulp expansion project

Start-up in the third quarter 2007

São Paulo, 25 October 2004:– Today **Suzano Bahia Sul** Papel e Celulose S.A. ("**Suzano**") (Bovespa: SUZB5), one of Latin America's largest integrated producers of paper and pulp, announced that its Board has approved the feasibility and basic engineering studies for its project to expand pulp production at its unit at Mucuri (in the Brazilian state of Bahia) by 1.0 million tons/year. The Board authorized the Executive Officers to begin commercial negotiations with suppliers and for structuring of financing, comprising BNDES (Brazilian Development Bank), where the project has already been pre-qualified. After receiving and analyzing commercial proposals from suppliers, the Board will make its final decision on the project implementation.

Project highlights:

- **Additional capacity of 1.0 million tons/year – including preparation for an increase of the expansion to 1.1 million ton/year without additional capex, and subsequently to 1.25 million tons/year with only marginal investment.**
- **Total estimated capex: US$1.28 billion.**
- **Start-up in the third quarter 2007.**

Suzano's CEO Murilo Passos commented: "This new and highly important step in the company's growth will transform it into a global player in market pulp – we will be among the world's 10 largest producers and among those with the lowest production cost in the world. Our production scale will be compatible with the market's needs. This project has already been pre-qualified at BNDES, and we expect to have the support of other financing sources, bringing us appropriate funding for projects of this magnitude. We are confident that the project has one of the highest returns worldwide, and that it will place Suzano among the most competitive companies in the global pulp industry."

This project will be addressed during the 3rd quarter 2004 earnings conference call:

Suzano's Conference Call: Slide / audio webcast via >> www.suzano.com.br	
In Portuguese:	**In English:**
25 October – 10 am (Brasília time)	25 October – 11 am (New York time)
Access: 5511 2101 0099	Access: 1 973 582 2757
Replay: 5511 2101 1490	Replay: 1 973 341 3080 PIN 5289655

Main Project Characteristics

- **Capacity**

Suzano considered various alternatives in terms of capacity before deciding in favor of the proposal for 1.0 million tons / year – which includes the basis for a further expansion to 1.1 million tons/year without additional capital expenditure, and potential for expansion to 1.25 million tons/year, with marginal additional capex.

- **Timetable and capital expenditure**

Estimated capital expenditure is US$1.28 billion, on the following timetable:

US$ million	2004-2005	2006	2007	2008-2011	Total
Capex	15%	60%	22%	3%	100%

Planned production levels: 200 thousand tons in 2007; 900 thousand tons in 2008; 1.0 million tons in 2009.

Final approval of the evaluation of commercial proposals and negotiation of financing contracts is timetabled for the first half of 2005, and construction is timetabled to begin in the second half of 2005.

- **Sources of funding**

The project will be funded as follows: between 40% and 50% from the company's own funds, and between 50% and 60% from project financing lines with amortization schedules and rates appropriate for projects of this magnitude. The main source of financing will be BNDES, where the project has already been pre-qualified. We will also have the support of other financing agents.

Suzano Papel e Celulose is one of the largest fully integrated producers of pulp and paper in Latin America, with pulp production capacity of 1.1 thousand tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those set forth in the forward- looking statements. These risks include changes in future demand for the Company's products, the final decision on starting construction for the expansion, the aimed funding structure of the project, the capex timetable, the final capacity of the project, changes in the factors which affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general. Investors are cautioned not to rely on these forward-looking statements in making decisions.

Contacts:

1) Investor Relations: ri@suzano.com.br / phone: 55 11 3037 9061

Gustavo Poppe / Cesar Romero / Fernando Mearim / Rosely D' Alessandro / Simone Capersmidt

2) Press: GWA Comunicação Integrada – gwa@gwacom.com / 5511 3816 3922

Fernanda Burjato / Regina Maia

3) Exports: sales@suzano.com.br





Consolidated results for third quarter 2004

Ebitda up to R$ 308 million this Quarter

Accumulated net income of R$ 467 million in 9M04.

São Paulo, 21 October 2004: □ Suzano Bahia Sul Papel e Celulose S.A. ("Suzano", or "the Company") (Bovespa: SUZB5), one of Latin America's largest integrated pulp and paper producers, today announced consolidated results for the third quarter 2004 (3Q04). This release gives the consolidated operational and financial information in Reais, according to the Brazilian Corporate Law accounting method.

Highlights:

- **Ebitda margin up to 41.5% in the quarter, despite lower pulp prices and strong Real**
- **Net debt/ ebitda (9 months annualized) reduced to 1.57x on Set 30. 2004**
- **Economic recovery in Brazil leads Brazilian paper sales back to 64% of total paper sales volume**
- **Suzano shares (SUZB5) enters the IBrX-50 index as of September 2004.**

In R$ Million

Financial Highlights	2Q04	3Q04	3Q03	9M04	9M03
Net Sales	673.8	741.2	593.1	2,071.6	1,826.7
Net Income	88.2	262.6	80.4	466.7	487.6
Ebitda*	254.1	307.7	246.0	814.6	771.6
Net Income per share**	0.4063	0.9248	0.2830	1.6437	1.7173
Ebitda Margin	37.7%	41.5%	41.5%	39.3%	42.2%
Net debt / Annualized Ebitda	1.78	1.38	1.75	1.57	1.67

*Ebitda = Operating profit plus net financial expenses and net monetary & exchange variation minus depreciation and amortization
**Pro forma consolidated, considering in the previous quarters, the shareholders base after the downstream merger, excluding treasury stock.

To Access our Earnings Conference Call: slide / audio webcast at www.suzano.com.br	
In Portuguese:	**In English:**
25 October – 10:00 am (Brasília Time)	25 October – 11:00 am (E.Time)
Dial in: 5511 2101 0099	Dial in: 1 973 582 2757
Replay: 5511 2101 1490	Replay: 1 973 341 3080 PIN 5289655

Introduction

Our third quarter result reflects a favorable operational environment, with our production level growing as a result of the investment made in the first phase of modernization of the unit at Suzano, and of good operating performance of our paper mills during the learning curves, as planned. We have successfully overcome all necessary adjustments we made in the second quarter. In the first nine months of 2004, we registered a growth of 7.1% in production, in comparison with the same period in 2003, reaching 953.3 thousand tons of marketable products.

From the commercial point of view, we have been living with falling pulp prices and a strengthened Real. Our volumes of pulp exports followed the pace of growth in production. We obtained better paper export prices during the quarter. The domestic Brazilian market has consolidated the growth observed since January, enabling it once again to absorb 64% of our total paper sales volume. Our strategy envisages this level as ideal. These factors contributed to the margin recovery we achieved in the quarter.

We completed the merger of Suzano into Bahia Sul, and today operate with a greater operational and financial focus, within a single vehicle in the capital markets. Uniting the liquidity of the shares of the two companies enabled our shares (SUZB5) to become part of the IBrX-50 index – an important milestone in our capital market strategy.

We made a 10-year debenture issue in the local market, as part of our strategy of lengthening debt profile and reducing rollover risk, preparing our capital structure for the period of expansion and higher leverage which will happen in the coming years.

The administrative expenses, that were reduced in the previous quarters, were increased this quarter, mainly due to non-recurring items. We will continue to work to reduce this line in the following quarters.

On 30 September we joined the CCX – the Chicago Climate Exchange, and we are qualified to sell five million tons of carbon arising from 39,000 hectares of planted forests in the Brazilian states of Espírito Santo and Bahia.

Foreign Exchange Context

R$/US$	3Q04	2Q04	3Q03	9M04	9M03
Opening Rate	3.1075	2.9086	2.8720	2.8892	3.5333
Closing Rate	2.8586	3.1075	2.9234	2.8586	2.9234
Average	2.9773	3.0423	2.9324	2.9730	3.1366

Source: Bacen

We reported Ebitda of R$ 308 million (US$103 million – calculated using the average FX rate), with a 41.5% margin on net sales, a result that we consider to be good, in the face of increased expenses, the foreign exchange rate context with a strong Real, and falling pulp prices.

The world market for pulp and paper

After the cyclical high in international prices of eucalyptus pulp (CIF Northern Europe) in the early months of the year, prices fell by US$60/ton, to US$490/ton, from June to September. This fall can be attributed to: (i) reduction of industrial activity in China as a result of the restrictions on credit and energy (as that country used up inventories accumulated in the first quarter of 2004); (ii) lower European demand due to the summer, and maintenance stoppages; and (iii) increase in inventories worldwide.

World pulp producer inventories – according to PPPC (the Pulp and Paper Products Council) – totaled 3,988 thousand tons on 31 August 2004 (the most recent figure available), corresponding to 41 days of supply, with a shipment-to-capacity rate of 91%, and production-to-capacity stable at 97%. Hardwood pulp inventories rose to 1,788 thousand tons, equivalent to 44 days of supply, with shipment-to-capacity rate of 91% and production-to-capacity 97%.

The average spread in the international market between uncoated woodfree printing and writing paper (CIF Northern Europe, reels) and eucalyptus pulp in 3Q04 was US$297 per ton, above the historical average of US$250 per ton.

The Brazilian paper market

During 3Q04 there was strong growth in the domestic paper market, led by the recovery of the domestic economy and by the usual seasonal pattern, evidenced by 9.6% growth from 2Q04 in our volume of paper sold. Our sales volume in the first nine months of 2004 was 14.8% higher than in the first nine months of 2003 (9M03).

Production

Our total production in 3Q04 was 341.0 thousand tons: 206.6 thousand tons of paper and 134.4 thousand tons of market pulp. In comparison with 2Q04, this is a 15.5% increase in total production; a 16.2% increase in production of paper; and a 14.4% increase in output of market pulp. Two contributing factors were good equipment performance across the learning curve, and the absence of maintenance stoppages in the quarter (these took place in 2Q04).

In the first nine months of 2004 we produced 953.3 thousand tons of market products, 7.1% more than the 889.9 thousand tons produced in the same period of 2003. This level of production reflects our expectations in terms of output of the equipment, taking into account the "learning curve" of the expansion and modernization projects at the Suzano units: the Q (pulp) project and the P (B8 paper mill) project.

Net sales

Our 3Q04 net sales of R$ 741.2 million was 10% higher than in 2Q04, mainly due to the 10.3% increase in total volume sold. Average prices were stable, as our average domestic market price, about 4.0% higher, compensated for the reduction of 4.5% in our average export price and the average 2.2% appreciation of the Real in the period. Net sales was 25.0% higher than in the third quarter of 2003, as volume sold was 15.6% higher, and average price 8.1% higher in Reais.

Net sales in the first nine months of 2004 was R$ 2,071.6 million, 13.4% higher than in 9M03, on volume sold 16.3% higher, at 966.7 thousand tons, partially offset by average prices in Reais 2.5% lower. The higher volume reflects the new production levels after completion of the first phase of the modernization of the units at Suzano.

Net sales from pulp

Our net sales from pulp in the quarter was R$ 184.9 million, 9.8% more than in the previous quarter (2Q04), and 24.9% of our total net sales in the quarter. Pulp volume sold was 40.0% of total volume. These figures compare with 25.0% (net sales), and 37.1% (volume), in 2Q04.



Pulp Sales Volume
Thousand tons
150
100
50
-
114
93
21
136
114
22
109
96
13
2Q04
3Q04
3Q03
Domestic market
Export market
Pulp Net Sales
Net sales - R$ million
200
150
100
50
-
168
141
27
185
156
29
145
127
18
2Q04
3Q04
3Q03
Domestic market
Export market

This growth in net sales reflects 3Q04 total volume sold, at 135.6 thousand tons, 19.0% higher than in 2Q04. Average prices in Reais were 7.7% lower, reflecting the reduction of export prices in dollar terms, and also the appreciation of the Real. The average pulp export price (calculated using the average exchange rate) in 3Q04 was US$459/ton, compared to US$501/ton in 2Q04.

In the first nine months of 2004 net sales from pulp was R$ 526.8 million, 25.4% more than in 9M03, on volumes of 379.9 thousand tons (31.5% more than in 9M03). Prices in Reais were depressed by the 5.5% average appreciation of the Real against the dollar.

Net sales from paper

In this quarter net sales from paper was R$ 556.3 million, 10.1% more than in the previous quarter (2Q04). It was 75.1% of our total net sales, and paper sales volume was 60.0% of our total volume sold – in 2Q04 these percentages were, respectively, 75.0%, and 62.9%. In 3Q04, 64.2% of paper volume sold went to the domestic market, compared with 61.6% in the previous quarter. The increase reflects the recovery of the Brazilian economy and the seasonal pattern of our industry.


Paper sales volume
Thousand tons
250
200
150
100
50
-
193
74
119
203
73
130
184
84
99
2Q04
3Q04
3Q03
Domestic market
Export market
Paper net sales
Net Sales - R$ million
600
500
400
300
200
100
-
505
176
330
556
183
373
448
179
269
2Q04
3Q04
3Q03
Domestic market
Export market

Our average selling price of paper in 3Q04 was 4.6% higher than in 2Q04, reflecting an average increase in our export prices of 6.1% in Reais – even taking into account the appreciation of the Real against the dollar – and a price increase of 3.3% in the domestic market. Compared to 3Q03, our net sales from paper was 24.1% higher, reflecting average price 12.3% higher (in Reais), and volume sold 10.6% higher.

Our paper net sales was 9.8% higher in the first nine months of 2004 than in 9M03, reflecting volume sold 8.1% higher, and average prices in Reais 1.6% higher.

Cost of goods sold

The average unit cost of products sold in 3Q04 was R$ 1,164.0, 8.8% lower than in 2Q04, returning approximately to the level of 1Q04. This reflects: (i) a lower proportion of paper in the volume mix of export sales, resulting in lower logistics costs; (ii) the effect of the appreciation of the Real on production and logistics costs linked to the dollar; and (iii) a return to the optimized levels of performance from the equipment after the modernization.

The cash production cost of pulp at Mucuri in 3Q04 was US$159 / ton, compared with US$154 / ton in 2Q04, mainly reflecting the appreciation of the Real in the period.

Gross profit

In 3Q04 we posted gross profit of R$ 347.1 million, 23.0% more than in 2Q04. Gross margin was 46.8% in 3Q04, and 41.9% in 2Q04. This increase in gross margin primarily reflected the effects mentioned above in production costs and sale prices.

Compared with 3Q03, our 3Q04 gross profit was 36.6% higher, and our gross margin 3.9 percentage points higher – reflecting prices 8.1% higher in Reais in 3Q04, and average unit costs at broadly unchanged levels.

Selling expenses

Our 3Q04 selling expenses were R$ 36.6 million, 11.7% higher than in 2Q04 (R$ 32.8 million), but stable as a percentage of net sales, at 4.9% in both periods. Provisions for doubtful accounts were R$ 1.6 million higher in 3Q04, and spending also increased as a result of higher volume sold.

Compared to 3Q03, selling expenses were 4.8% higher, mainly reflecting volume sold 15.6% higher.

General & Administrative (G&A) expenses

Our G&A expenses of R$ 58.4 million in 3Q04 were about 25.7% – or R$11.7 million – higher than in 2Q04, mainly due to: (i) a non-recurring tax provision (ICMS tax) of R$ 5.3 million; (ii) non-recurring expenses of R$ 2.8 million due to the merger; and (iii) an increase of R$ 1.8 million in personnel expenses.

Ebitda

Our 3Q04 Ebitda was R$ 307.7 million, 21.1% higher in Reais than in 2Q04 and 23.7% in US dollar terms. Ebitda margin on net sales increased by 3.8 percentage points, from 37.7% in 2Q04, to 41.5%. Ebitda in US dollars was US$103.3 million (calculated using the average exchange rates) in comparison to US$ 83.9 million in 2Q04.



350
300
250
200
150
100
50
-
R$ million
38%
42%
42%
254
308
246
2Q04
3Q04
3Q03
EBITDA
EBITDA margin

In the first nine months of 2004 our Ebitda margin (on net sales) was 2.9 percentage points lower than in the same period in 2003, mainly reflecting the reduction in gross margin, affected by the stronger Real. Our 9M04 Ebitda was R$ 814.7 million (US$274.1 million), as compared with R$ 771.6 million (US$ 246.9 million – a 11.4% growth in US dollar terms).

Net financial Results

In 3Q04 we posted net financial income of R$ 85.3 million – which compares with net financial expenses of R$ 139.2 million in 2Q04. The increase mainly reflects the appreciation of the Real and the resulting impact on our dollar-denominated assets and liabilities. The part corresponding to interest in 3Q04 – i.e. not including the effect of monetary adjustment and FX variation – was a net *expense* of R$ 43.4 million, which compares with an expense of R$ 10.6 million in 2Q04. The increase is mainly the result of: (i) a R$ 22.3 million effect on hedges on cash investments, from the appreciation of the Real – this has a counterpart gain in the FX-variation liability; and (ii) non-recurring expenses of R$ 6.7 million with the placement of the 10-year debenture issue in July 2004.

Income and Social Contribution Taxes

Our expense on Income and Social Contribution taxes in 3Q04 was R$ 87.4 million, compared to R$ 9.3 million in 2Q04 – mainly reflecting higher taxable income.

Net income

Our 3Q04 net income was R$ 262.6 million, which compares with R$ 88.2 million in 2Q04. The main elements in this increase are the growth in Ebitda and the impact of FX variation on our exposure to foreign currency.

Cash and indebtedness

Net debt at 30 September 2004 was R$ 1,702.4 million, or US$595.6 million, compared to R$ 1,811.3 million, or US$582.9 million, on 30 June 2004. Net debt / acummulated Ebitda annualized, at the end of September, was 1.57, compared to 1.79 at the end of June 2004. In July 2004 we issued R$ 500 million in 10-year debentures in the local market, significantly contributing to the lengthening of the company's debt profile.

Capital expenditures

Our capex in 3Q04 totaled R$ 168.3 million: R$ 40.0 million in the São Paulo units and R$ 105.6 million in the Mucuri unit. A further R$ 11.5 million was invested in the Capim Branco hydroelectric project. In the first nine months of 2004, we registered a total capex of R$ 509.2 million, which R$ 169.8 million in the São Paulo units, R$ 251.8 million in the Mucuri unit and R$ 27.4 million in the Capim Branco hydroelectric project.

Of the total of 3Q04 Capex, (i) R$ 13.7 million was invested in the modernization project at Suzano, made up of R$ 5.6 million in the Q project and R$ 8.1 million in the P project to reform the B8 mill; (ii) R$ 24.8 million was invested in the Mucuri optimization project; and (iii) R$ 13.0 million was invested in forestry for the expansion project. The remainder went into current investment in the industrial area and forestry.

Suzano Papel e Celulose is one of the largest fully integrated producers of pulp and paper in Latin America, with pulp production capacity of 1.1 thousand tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those set forth in the forward- looking statements. These risks include changes in future demand for the Company's products, changes in the factors which affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general. Investors are cautioned not to rely on these forward-looking statements in making decisions.

Contacts:

1) Investor Relations: ri@suzano.com.br / phone: 55 11 3037 9061

Gustavo Poppe / Cesar Romero / Fernando Mearim / Rosely D' Alessandro / Simone Capersmidt

2) Press: GWA Comunicação Integrada – gwa@gwacom.com / 5511 3816 3922

Fernanda Burjato / Regina Maia

3) Exports: sales@suzano.com.br

--- Six pages with tables follow ---

The information regarding sales volumes, prices in Reais and US Dollars and the Ebitda calculation have not been reviewed by our independent auditors.

Production **(thousand tons)**

	3Q04	3Q03	9M04	9M03
Pulp	134,4	106,4	380,2	307,4
Coated P&W	22,7	22,0	63,6	63,1
Paperboard	48,1	52,4	136,6	148,8
Uncoated P&W	135,8	125,8	372,9	370,6
Total	**341,1**	**306,5**	**953,4**	**889,9**

Net sales **(thousand tons)**

	3Q04		3Q03		9M04		9M03	
	R$	Tons	R$	Tons	R$	Tons	R$	Tons
Domestic Market	**402.707**	**152,1**	**287.170**	**112,8**	**1.078.478**	**416,7**	**921.011**	**348,3**
Pulp	29.430	21,8	17.931	13,4	76.200	59,6	55.795	37,3
Coated	64.250	20,0	55.590	17,9	173.847	55,5	165.878	52,0
Paperboard	102.579	34,7	70.686	25,2	270.771	94,1	222.909	80,4
P&W	206.448	75,5	142.963	56,3	557.660	207,5	476.429	178,5
Export Market	**338.512**	**186,5**	**305.902**	**180,2**	**993.133**	**550,0**	**905.652**	**483,2**
Pulp	155.503	113,7	127.020	96,0	450.566	320,2	364.340	251,5
Coated	7.418	2,8	7.549	2,7	22.250	9,1	13.192	5,0
Paperboard	31.677	13,9	47.703	28,8	99.237	48,3	124.877	67,3
P&W	143.914	56,1	123.630	52,7	421.080	172,3	403.243	159,4
Total	**741.219**	**338,6**	**593.072**	**292,9**	**2.071.611**	**966,7**	**1.826.663**	**831,4**
Pulp	184.933	135,6	144.951	109,4	526.766	379,9	420.135	288,8
Coated	71.668	22,9	63.139	20,6	196.097	64,6	179.070	57,0
Paperboard	134.256	48,6	118.389	54,0	370.008	142,5	347.786	147,8
P&W	350.362	131,6	266.593	109,0	978.740	379,8	879.672	337,9

Balance Sheet

(thousand reais)

ASSETS	Sep 30, 2009	Dec 31, 2008
CURRENT ASSETS		
CASH AND CASH EQUIVALENT	1,336,016	1,332,451
TRADE ACCOUNTS RECEIVABLE	568,852	412,148
INVENTORIES	394,565	383,841
RECOVERABLE TAXES	40,818	45,147
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	113,911	62,137
OTHER ACCOUNTS RECEIVABLE	32,911	34,964
	2,487,073	**2,270,688**
NON CURRENT ASSETS		
RECOVERABLE TAXES	25,614	26,345
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	152,385	187,899
OTHER ACCOUNTS RECEIVABLE	118,803	84,10
	296,802	**298,344**
PERMANENT ASSETS		
INVESTMENTS	27,272	23,622
PROPERTY, PLANT AND EQUIPMENT	3,413,624	3,060,498
DEFERRED CHARGES	3,173	345,340
	3,444,069	**3,429,460**
TOTAL ASSETS	**6,227,944**	**5,998,492**

LIABILITIES	Sep 30, 2009	Dec 31, 2008
CURRENT LIABILITIES		
TRADE ACCOUNTS PAYABLE	154,654	152,479
LOANS AND FINANCING	1,031,300	1,444,468
DEBENTURES	21,234	-
ACCRUED SALARIES AND PAYROLL TAXES	58,015	46,459
TAXES PAYABLE OTHER THAN ON INCOME	20,763	8,978
INCOME AND SOCIAL CONTRIBUTION TAXES	13,748	5,975
DIVIDENDS PAYABLE	1,005	120,503
OTHER ACCOUNTS PAYABLE	71,107	84,115
RELATED PARTIES	-	1,613
	1,371,826	**1,864,590**
NON CURRENT LIABILITIES		
LOANS AND FINANCING	1,505,654	1,533,347
DEBENTURES	480,272	-
ACCOUNTS PAYABLE	32,871	32,842
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	12,276	27,713
PROVISION FOR CONTINGENCIES	125,298	105,501
	2,156,371	**1,699,403**
MINORITY INTERESTS	**-**	**115,606**
SHAREHOLDER'S EQUITY		
SHARE CAPITAL	1,477,963	1,287,737
CAPITAL RESERVES	175,644	26,741
REVALUATION RESERVES	-	34,281
PREMIUM RESERVES	96,554	-
PROFIT RESERVES	536,170	970,134
TREASURY SHARES	(15,080)	-
ACCUMULATED PROFIT	428,496	-
	2,699,747	**2,318,893**
TOTAL LIABILITIES	**6,227,944**	**5,998,492**

Income statement (thousand reais)

	3Q04	AV	2Q04	AV	3Q03	AV	3Q04 x 3Q03	3Q04 x 2Q04
NET SALES	**741,219**	**100,0%**	**673,835**	**100,0%**	**593,072**	**100,0%**	**25,0%**	**10,0%**
COST OF SALES	(394,111)	-53,2%	(391,585)	-58,1%	(338,876)	-57,1%	16,3%	0,6%
GROSS PROFIT	**347,108**	**46,8%**	**282,250**	**41,9%**	**254,196**	**42,9%**	**36,6%**	**23,0%**
SELLING EXPENSES	(36,644)	-4,9%	(32,810)	-4,9%	(34,973)	-5,9%	4,8%	11,7%
GENERAL AND ADMINISTRATIVE EXPENSES	(58,429)	-7,9%	(46,744)	-6,9%	(38,072)	-6,4%	53,5%	25,0%
FINANCIAL EXPENSES	(70,307)	-9,5%	(56,139)	-8,3%	(60,635)	-10,2%	16,0%	25,2%
FINANCIAL INCOME	26,880	3,6%	45,561	6,8%	19,518	3,3%	37,7%	-41,0%
EQUITY INCOME INSUBSIDIARIES AND AFFILIATES	(40)	0,0%	(72)	0,0%	(156)	0,0%	-74,4%	-44,4%
AMORTIZATION OF GOODWILL	0	0,0%	10,422	1,5%	(10,422)	-1,8%	-100,0%	-100,0%
OTHER OPERATING INCOME	5,155	0,7%	2,387	0,4%	18,784	3,2%	-72,6%	116,0%
OPERATING PROFIT BEFORE MONETARY AND EXCHANGE RATE VARIATION	**213,723**	**28,8%**	**204,855**	**30,4%**	**148,240**	**25,0%**	**44,2%**	**4,3%**
NET MONETARY AND EXCHANGE RATE VARIATION ON AS	128,655	17,4%	(128,590)	-19,1%	(34,325)	-5,8%	-474,8%	-200,1%
	(64,556)	-8,7%	55,153	8,2%	20,744	3,5%	-411,2%	-217,0%
OPERATING PROFIT	**342,378**	**46,2%**	**76,265**	**11,3%**	**113,915**	**19,2%**	**200,6%**	**348,9%**
NONOPERATING INCOME	7,568	1,0%	16,150	2,4%	7,609	1,3%	-0,5%	-53,1%
NET INCOME BEFORE INCOME AND SOCIAL CONTR	**349,946**	**47,2%**	**92,415**	**13,7%**	**121,524**	**20,5%**	**188,0%**	**278,7%**
INCOME AND SOCIAL CONTRIBUTION TAXES	(87,366)	-11,8%	(9,305)	-1,4%	(37,261)	-6,3%	134,5%	838,9%
NET INCOME BEFORE MINORITY INTEREST	**262,580**	**35,4%**	**83,110**	**12,3%**	**84,263**	**14,2%**	**211,6%**	**215,9%**
MINORITY INTEREST	0	0,0%	5,059	0,8%	(3,912)	-0,7%	-100,0%	-100,0%
NET INCOME FOR THE PERIOD	**262,580**	**35,4%**	**88,169**	**13,1%**	**80,351**	**13,5%**	**226,8%**	**197,8%**

	3Q04	2Q04	3Q03
DEPRECIATION / DEPLETION / AMORTIZATION	50.492	49.050	46.030
EBIT	257.190	205.083	199.935
EBITDA	307.682	254.133	245.965
GROSS PROFIT / NET SALES	46,8%	41,9%	42,9%
EBITDA / NET SALES	41,5%	37,7%	41,5%
NET DEBT / EBITDA (anualized)	1,38	1,78	1,75

	9M04	AV%	9M03	AV%	9M04X9M03
NET SALES	**2071,611**	**100,0%**	**1826,663**	**100,0%**	**13,4%**
COST OF SALES	(1163,461)	-56,2%	(957,677)	-52,4%	21,5%
GROSS PROFIT	**908,150**	**43,8%**	**868,986**	**47,6%**	**4,5%**
SELLING EXPENSES	(101,244)	-4,9%	(100,163)	-5,5%	1,1%
GENERAL AND ADMINISTRATIVE EXPENSES	(151,470)	-7,3%	(154,350)	-8,4%	-1,9%
FINANCIAL EXPENSES	(178,247)	-8,6%	(277,466)	-15,2%	-35,8%
FINANCIAL INCOME	103,763	5,0%	95,104	5,2%	9,1%
EQUITY INCOME INSUBSIDIARIES AND AFFILIATES	(248)	0,0%	(876)	0,0%	-71,7%
AMORTIZATION OF GOODWILL	0	0,0%	(31,266)	-1,7%	-100,0%
OTHER OPERATING INCOME	13,355	0,6%	24,678	1,4%	-45,9%
OPERATING PROFIT BEFORE MONETARY AND EXCHANGE RATE VARIATION	**594,059**	**28,7%**	**424,647**	**23,2%**	**39,9%**
NET MONETARY AND EXCHANGE RATE VARIATION ON ASSE	(14,093)	-0,7%	309,865	17,0%	-104,5%
	(3,790)	-0,2%	(131,589)	-7,2%	-97,1%
OPERATING PROFIT	**579,966**	**28,0%**	**734,512**	**40,2%**	**-21,0%**
NONOPERATING INCOME	26,612	1,3%	13,558	0,7%	96,3%
NET INCOME BEFORE INCOME AND SOCIAL CONTRIBI	**606,578**	**29,3%**	**748,070**	**41,0%**	**-18,9%**
INCOME AND SOCIAL CONTRIBUTION TAXES	(139,914)	-6,8%	(241,378)	-13,2%	-42,0%
NET INCOME BEFORE MINORITY INTEREST	**466,664**	**22,5%**	**506,692**	**27,7%**	**-7,9%**
MINORITY INTEREST	0	0,0%	(19,114)	-1,0%	-100,0%
NET INCOME FOR THE PERIOD	**466,664**	**22,5%**	**487,578**	**26,7%**	**-4,3%**

	9M04	9M03
DEPRECIATION / DEPLETION / AMORTIZATION	145.956	132.466
EBIT	668.791	639.151
EBITDA	814.747	771.617
GROSS PROFIT / NET SALES	43,8%	47,6%
EBITDA / NET SALES	39,3%	42,2%
NET DEBT / EBITDA (anualized)	1,57	1,67

Statements of cash flow (thousand reais)

	3T04	3T03	9M04	9M03
Cash flows from operating activities				
Net income for the year	262,580	80,351	466,664	487,578
Adjustements to reconcile net income to cash generated from operating activities				
Depreciation, depletion and amortization	50,492	46,030	145,956	132,466
Result on sale of property, plant and equipment	(11,784)	(2,789)	(30,991)	(6,746)
Equity interest in subsidiaries and affiliates	40	156	248	876
Amortization of goodwill	0	10,422	0	31,266
Minority interests	0	3,912	0	19,114
Deferred income and social contribution taxes	42,246	24,241	(31,697)	111,315
Interest, exchange and monetary varation of noncurrent assets and liabilities	(177,965)	(66,128)	(14,649)	(352,315)
Increase in provisions	9,833	(4,339)	19,797	28,953
Changes in assets and liabilities				
(Reduction) Increase in accounts receivable and other receivable	(70,677)	4,149	(156,704)	(2,170)
(Reduction) Increase in other current and non-current assets	(22,731)	(56,481)	(38,314)	(88,412)
Increase (reduction) in other current liabilities	93,352	(5,863)	68,894	54,314
Net cash from operating activities	175,386	33,661	429,204	416,239
Cash flows from investing activities				
Acquisition of investments	2,988	(4,545)	(4,130)	(11,884)
Acquisition of property, plant and equipment	(168,259)	(145,996)	(509,181)	(362,507)
Increase of deferred charges	1,353	(112)	(246)	(3,558)
Capital reduction of subsidiary	0	0	0	503,287
Elimination of minority interest		0	(115,606)	0
Loss on disposal of investment	0	(31,157)	0	(83,330)
Income tax incentive	388	0	6,182	0
Receipt from sale of property, plant and equipment	19,897	5,360	63,432	17,478
Net cash used in investing actitivities	(143,633)	(176,450)	(559,549)	59,486
Cash flows from financing activities				
Capital contribution	0	0	1,669	0
Setup of special good will reserve on downstream merger	0	0	108,723	0
Equity increase from elimination of minority interest	0	0	115,606	0
Profit on intercompany fixed assets dispolsal non longer eliminated take over	0	0	53,862	0
Acquisition of its own shares due to the downstream merger	(1,741)	0	(1,741)	0
Dividends paid	(49,617)	0	(169,695)	(70,040)
Loans received	721,261	279,339	1,529,310	928,981
Loans paid to controlling shareholders	0	0	0	(653,309)
Payment of loans	(802,711)	(379,214)	(1,503,824)	(1,016,649)
Net cash from financing activities	(132,808)	(99,875)	133,910	(811,017)
Effects of exchange rate variation on cash and cash equivalents	0	6,587	0	4,256
Increase (decrease) in cash and cash equivalents				
Beginning of year	1,437,071	1,247,102	1,332,451	1,342,061
End of year	1,336,016	1,011,025	1,336,016	1,011,025
Increase (decrease) in cash and cash equivalents	(101,055)	(236,077)	3,565	(331,036)

Loans and financing **(thousand reais)**

	Index	Interest	Sep/2004	Jun/2004
For acquisition of equipament				
BNDES - Finem	TJLP (1) (3)	10,02%	465,166	445,410
BNDES - Finem	Cesta de moedas (1) (3)	10,59%	106,937	100,639
BNDES - Finame	TJLP (1) (3)	9,41%	36,015	36,695
BNDES - Automático	TJLP (1) (3)	9,13%	5,228	5,335
BNDES - Crédito Rural	-	8,75%	1,50	-
Working capital				
Exporting financing	US$	4,49%	1,788,562	2,144,565
Syndicated loan	US$ (2)	3,81%	-	237,255
Eurobond	US$	10,625%	-	-
FMO	US$	8,69%	33,456	213,309
Importation financing	US$	2,40%	88,712	52,353
Others	US$	5,50%	11,378	12,850
			2,536,954	3,248,411
Current liabilities			1,031,300	1,549,193
Noncurrent liabilities			1,505,654	1,699,218
The long-therm portion of loans and financing mature as follows:				
October to december 2005			138,392	341,585
2006			563,688	580,418
2007			305,516	297,624
2008			202,531	193,976
2009			147,198	143,781
2010 forward			148,329	141,834
			1,505,654	1,699,218

(1) Capitalization agreement that corresponds to the amount in excess of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;
(2) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading Ltd. obtained foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing matures in a three-year period, which is the same period that the Eurobonds are due, and bears interest at the LIBOR plus 2.60% p.a. The Eurobonds will be held until maturity (July 10, 2004) by the aforementioned wholly-owned subsidiary.
(3) Financing is secured by mortgages on plant, rural properties and timberland, and guarantees of the financed assets.

Unconsolidated and Consolidated Quarterly Financial Information

Suzano Bahia Sul Papel e Celulose S.A.

September 30, 2004

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

UNCONSOLIDATED AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

September 30, 2004

Contents

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil.

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Suzano Bahia Sul Papel e Celulose S.A.

1. We have performed a special review of the accompanying Quarterly Financial Information of Suzano Bahia Sul Papel e Celulose S.A. and subsidiaries for the quarter and nine-month period ended September 30, 2004, including the balance sheets, statements of income, report on the Company's performance and other Company's relevant information, in accordance with accounting practices adopted in Brazil.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Board of Accountancy (CFC), and included principally: (a) inquiries of and discussions with the management responsible for the Company's accounting, financial and operational areas about the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company's operations and financial position.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with accounting practices adopted in Brazil applicable to the preparation of Quarterly Financial Information, together with specific regulations established by the Brazilian Securities and Exchange Commission (CVM).

4. Our review was carried out to enable us to issue a report on the special review of the Quarterly Financial Information referred to in the first paragraph, taken as a whole. The statements of changes in financial position and of cash flows for the nine-month period ended September 30, 2004, prepared in accordance with the accounting practices adopted in Brazil, which are presented to provide supplementary information about the Company and its subsidiaries, are not required as an integral part of the Quarterly Financial Information. These statements for the nine-month period ended September 30, 2004 were submitted to the review procedures described in the second paragraph and, based on our review, we are not aware of any material modification that should be made to these supplementary statements for them to be fairly disclosed, in all material respects, with regard to the Quarterly Financial Information for the nine-month period ended September 30, 2004, taken as a whole.

5. The Quarterly Financial Information for the quarter and nine-month period ended September 30, 2003, also presented for comparative purposes, was reviewed by other independent auditors who issued an unqualified special review report dual dated on October 20, 2003 and on November 18, 2003. Similarly, the supplementary information for the nine-month period, also presented for comparison purposes, was reviewed by other independent auditors, who also issued an unqualified special review report on the same dates.

Salvador, October 20, 2004

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6-F-BA

Idésio S. Coelho Jr.
Partner
Accountant CRC-1SP163904/O-0-S-BA

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

BALANCE SHEETS
September 30 and June 30, 2004
(In thousands of reais)

	Company		Consolidated	
	September 30, 2004	**June 30, 2004**	**September 30, 2004**	**June 30, 2004**
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Assets				
Current assets:				
Cash and marketable securities	**862,755**	999,361	**1,336,016**	1,437,071
Trade accounts receivable	**831,824**	804,522	**568,852**	498,175
Inventories	**326,278**	317,134	**394,565**	372,814
Other accounts receivable	**20,790**	17,513	**21,706**	19,140
Recoverable taxes	**40,817**	53,673	**40,818**	53,672
Deferred income and social contribution taxes	**94,969**	98,987	**113,911**	111,890
Prepaid expenses	**10,831**	9,881	**11,205**	10,215
	2,188,264	2,301,071	**2,487,073**	2,502,977
Noncurrent assets:				
Due from related parties	**42,605**	39,926	-	-
Recoverable taxes	**25,609**	27,818	**25,614**	27,826
Deferred income and social contribution taxes	**152,385**	187,791	**152,385**	195,697
Judicial deposits	**27,590**	27,267	**27,590**	27,267
Advances to suppliers	**71,591**	62,695	**71,591**	69,118
Other accounts receivable	**16,270**	13,152	**19,622**	9,928
	336,050	358,649	**296,802**	329,836
Permanent assets:				
Investments	**323,903**	361,926	**27,272**	30,868
Property, plant and equipment	**3,354,862**	3,236,499	**3,413,624**	3.284,090
Deferred charges	**3,129**	24,695	**3,173**	24,712
	3,681,894	3,623,120	**3,444,069**	3,339,670
Total assets	**6,206,208**	6,282,840	**6,227,944**	6,172,483

	Company		Consolidated	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Liabilities and shareholders' equity				
Current liabilities:				
Trade accounts payable	**172,434**	119,690	**154,654**	125,519
Loans and financing	**1,030,460**	1,653,271	**1,031,300**	1.549,193
Debentures	**21,234**	-	**21,234**	-
Taxes payable other than on income	**20,731**	15,863	**20,763**	15,889
Accrued salaries and payroll taxes	**57,287**	50,188	**58,015**	50,916
Accounts payable	**37,634**	64,436	**71,107**	70,674
Payable to related parties	-	1,239	-	-
Dividends payable	**1,005**	285	**1,005**	285
Income and social contribution taxes	**12,964**	6,540	**13,748**	8,404
	1,353,749	1,911,512	**1,371,826**	1,820,880
Noncurrent liabilities:				
Loans and financing	**1,472,147**	1,685,883	**1,505,654**	1.699,218
Debentures	**480,272**	-	**480,272**	-
Accounts payable	**32,871**	36,742	**32,871**	36,742
Deferred income and social contribution taxes	**12,276**	11,321	**12,276**	11,321
Provision for contingencies	**125,298**	115,465	**125,298**	115,465
	2,122,864	1,849,411	**2,156,371**	1,862,746
Shareholders' equity:				
Capital	**1,477,963**	1,477,963	**1,477,963**	1,477,963
Capital reserves	**272,198**	276,892	**272,198**	276,892
Income reserves	**564,713**	564,713	**536,170**	536,170
Treasury shares	**(15,080)**	(13,339)	**(15,080)**	(13,339)
Retained earnings	**429,801**	215,688	**428,496**	211,171
	2,729,595	2,521,917	**2,699,747**	2.488,857
Total liabilities and shareholders' equity	**6,206,208**	6,282,840	**6,227,944**	6,172,483

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF INCOME

Three and nine months ended September 30, 2004 and 2003

(In thousands of reais, except net earnings per share)

	Company				Consolidated			
	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,		Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2004	2003	2004	2003	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross sales	**820,824**	264,692	**1,382,809**	831,912	**808,064**	646,153	**2,252,113**	1,998,313
Sales deductions	**(68,507)**	(13,390)	**(81,140)**	(42,743)	**(66,845)**	(53,081)	**(180,502)**	(171,650)
Net Sales	**752,317**	251,302	**1,301,669**	789,169	**741,219**	593,072	**2,071,611**	1,826,663
Cost of goods sold	**(372,936)**	(104,675)	**(604,861)**	(315,746)	**(394,111)**	(338,876)	**(1,163,461)**	(957,677)
Gross profit	**379,381**	146,627	**696,808**	473,423	**347,108**	254,196	**908,150**	868,986
Operating income (expense):								
Selling expenses	**(65,352)**	(25,151)	**(121,446)**	(68,523)	**(36,644)**	(34,973)	**(101,244)**	(100,163)
General and administrative expenses	**(54,567)**	(11,085)	**(83,770)**	(45,260)	**(58,429)**	(38,072)	**(151,470)**	(154,350)
Financial income	**(17,691)**	15,015	**51,322**	7,816	**(37,676)**	40,262	**99,973**	(36,485)
Financial expenses	**126,937**	(53,410)	**(6,882)**	114,381	**122,904**	(115,704)	**(188,550)**	163,988
Other operating income	**3,294**	1,713	**5,044**	4,858	**5,155**	18,784	**13,355**	24,678
Other operating expenses	**-**	-	**-**	-	**-**	(10,422)	**-**	(31,266)
Equity pickup in subsidiaries and affiliates	**(34,850)**	13,905	**(10,905)**	(45,436)	**(40)**	(156)	**(248)**	(876)
Operating income	**337,152**	87,614	**530,171**	441,259	**342,378**	113,915	**579,966**	734,512
Nonoperating income, net	**7,607**	686	**13,380**	2,065	**7,568**	7,609	**26,612**	13,558
Income before income and social contribution taxes and minority interest	**344,759**	88,300	**543,551**	443,324	**349,946**	121,524	**606,578**	748,070
Income and social contribution taxes	**(85,391)**	(28,775)	**(111,891)**	(134,804)	**(87,366)**	(37,261)	**(139,914)**	(241,378)
Income for the period before minority interest	**259,368**	59,525	**431,660**	308,520	**262,580**	84,263	**466,664**	506,692
Minority interest	**-**	-	**-**	-	**-**	(3,912)	**-**	(19,114)
Result from downstream merger	**-**	-	**36,309**	-	**-**	-	**-**	-
Net income for the period	**259,368**	59,525	**467,969**	308,520	**262,580**	80,351	**466,664**	487,578
Number of shares (thousands)	**283,918,754**	3,221,859,700	**283,918,754**	3,221,859,700	**283,918,754**	3,221,859,700	**283,918,754**	3,221,859,700
Net earnings per share	**0.91353**	0.01848	**1.64825**	0.09576	**0.92484**	0.02494	**1.64365**	0.15133

See accompanying notes.

(In thousands of reais)

1. Downstream Merger between Companhia Suzano de Papel e Celulose and Bahia Sul Celulose S.A.

The Extraordinary General Meetings of the shareholders held on June 29 and 30, 2004 approved the downstream merger (DSM) between Companhia Suzano de Papel e Celulose (Suzano) and Bahia Sul Celulose S.A. (Bahia Sul), resulting in the winding-up of operations of Suzano, the net assets of which were added to Bahia Sul's assets, which will be successor in all its assets, rights and liabilities. The corporate name of Bahia Sul was changed to Suzano Bahia Sul Papel e Celulose S.A. (Company, Suzano Bahia Sul).

This merge operation is an important step in the Companies' operating and corporate integration, which began after the purchase, by Suzano, in May 2001, of the totality of the shares with voting rights issued by Bahia Sul in May 2001. The main phases that marked the evolution of the restructuring process were: (i) the implementation, in October 2001, of the Companies' unified management, resulting in significant gains from the mingle of synergies; (ii) the spin-off of petrochemical assets owned by Suzano, which occurred in November 2001, with the objective of enhancing dynamism and transparency in the different business areas, and (iii) call for bid of Bahia Sul shares, made by Suzano, and payment with its own shares in September 2002, through which Suzano passed to hold 94% of Bahia Sul's total capital.

The main effects of the DSM on the Company's financial statements were as follows:

(a) Goodwill resulting from increased shareholding of Suzano in Bahia Sul: in the DSM process, the goodwill resulting from increases in shareholding of Suzano in Bahia Sul was fully accrued at Suzano before the DSM process, generating a reduction by R$ 319,800 in shareholders' equity, with a matching entry to the investment account. In order to benefit from the goodwill tax-wise, deferred income and social contribution taxes credits were recorded in current and noncurrent assets, against an increase in shareholders' equity in the amount of R$108,700, in the account "special goodwill reserve on DSM", the amortization of which will occur over 60 months, as per Brazilian Securities Commission CVM Instruction No. 349/01;

(b) Profit on intercompany fixed asset disposals no longer eliminated: in the consolidated financial statements of Suzano, the elimination of R$ 53,900 occurred in shareholders' equity, referring to profit on intercompany fixed asset disposals. With the DSM, the consolidation between the company benefiting from the profit and the asset owner no longer takes place, thus such elimination no longer occurs;

1. **Downstream Merger between Companhia Suzano de Papel e Celulose and Bahia Sul Celulose S.A.** (Continued)

(c) Elimination of minority interest: minority interest in Bahia Sul's shareholders' equity was segregated in the consolidated financial statements with Suzano. With the DSM, minority shareholders now belong to the same shareholder base, with an eventual new addition to the Company's shareholders' equity, in the amount of R$ 115,600.

2. Operations

The main business purpose of the Company and its subsidiaries is the manufacturing and trading, domestically and abroad, of short-fiber pulp of eucalyptus and paper, in addition to the formation and exploration of eucalyptus forests for own use and sale to third parties.

The trading of the products abroad is made through wholly-owned subsidiaries located abroad.

3. Presentation of the Quarterly Financial Information

The quarterly financial information was prepared in accordance with the accounting practices derived from Brazilian Corporation Law and the regulations established by the Brazilian Securities and Exchange Commission (CVM).

Presentation of the financial statements due to the DSM

In relation to the Company information (Suzano Bahia Sul), the financial statements were disclosed as in the Company's regular accounting records, for both the current period and comparative periods, thus showing the financial situation and the result of operations in a distinct manner, once the current period includes dropdown of net assets in connection with the DSM and the previous periods do not include such net assets. As such, the comparability of the Company's financial statements is impaired due to the effects of the DSM.

3. Presentation of the Quarterly Financial Information

In the case of the consolidated financial statements, since the post-DSM information matched against the consolidated Bahia Sul does not reflect the economic and financial information of the economic conglomerate, we present the consolidated financial statements of Suzano for purposes of comparison with the previous years (instead of the Bahia Sul consolidated financial statements). For the current period, we present the consolidated financial statements of Suzano Bahia Sul (post-DSM), which normally include the figures of the acquirer (Bahia Sul), plus the original assets of the acquiree (Suzano), combined with the figures of the subsidiaries (from the Bahia Sul subsidiaries before the DSM and from Suzano due to the DSM), observing that, in the statements of income, the revenues, costs and expenses for the nine-month period of Suzano, Bahia Sul and all subsidiaries were added line by line, as if Suzano were being consolidated. Such procedure was adopted in 2003 and 2004 for all consolidated accounting and financial information presented.

The above procedure was adopted based on the following:

(a) The objective of the consolidated financial statements is to reflect the economic and financial position of an economic entity that includes two or more companies, not considering the corporate entity's own limitation;

(b) The DSM herein conducted basically produces the same result had Bahia Sul been merged into Suzano (subsidiary merges into Company), that would represent the same assets, liabilities and shareholders' equity and shareholders and the respective capital interest proportion.

Summary of Principal Accounting Practices

a) Statement of income

Revenues and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding its realization.

3. Presentation of the Quarterly Financial Information (Continued)

b) Accounting estimates

Accounting estimates were based on objective and subjective aspects, considering management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the definition of useful lives of property, plant and equipment, allowance for doubtful accounts, deferred income taxes, contingencies and valuation of derivative financial instruments. Actual results may significantly differ from these estimates due to the underlying inaccuracy of the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

c) Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign currency translation gains and losses are recognized in the statement of income. Assets and liabilities of foreign subsidiaries and affiliates were translated into reais at the foreign exchange rate in force at the balance sheet date.

d) Derivative financial instruments

Derivative financial instruments, such as swaps, are recorded initially at cost and subsequently revalued according to the contractual terms, to reflect amounts accrued to the balance sheet date. Derivative financial instruments aim to minimize the risks involved in loans and financing in foreign currency. According to its Treasury department's policy, the Company does not hold or issue derivative financial instruments for trading purposes.

e) Marketable securities

Marketable securities are recorded at cost plus income accrued to the balance sheet date, not exceeding market value.

f) Allowance for doubtful accounts

Allowance for doubtful accounts is established at an amount considered sufficient by management to cover any possible losses on the collection of accounts receivable.

3. Presentation of the Quarterly Financial Information (Continued)

g) Inventories

Inventories are stated at average acquisition or production cost, not exceeding market value.

h) Investments

Investments in subsidiaries are valued using the equity method, considering any premiums or discounts, as applicable. Other investments were stated at acquisition cost, net of a valuation allowance, where applicable.

i) Property, plant and equipment

Property, plant and equipment are recorded at the acquisition, development or construction cost, restated by inflation rates until December 31, 1995, (including interest and other financial charges, during construction). Depreciation is calculated using the straight-line method based on the depreciation rates mentioned in Note 11, considering the estimated useful lives of the assets.

Timber resources include acquisition, development and maintenance costs. Depletion is calculated in accordance with the harvests, based on the average cost of the forests.

j) Deferred charges

Deferred charges are recorded at purchase and development cost, less amortization, which is calculated using the straight-line method over a maximum period of 10 years.

k) Rights and obligations

Price-level is restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued to the balance sheet date.

l) Provisions

Provisions are recognized in the balance sheet whenever the Company has a legal or acquired obligation as a result of a past event, and it is probable that an outflow of economic benefits is required to settle the obligation. Provisions are recorded considering the best estimates for the risk of each specific liability.

(In thousands of reais)

3. Presentation of the Quarterly Financial Information (Continued)

m) Non-cumulative PIS/COFINS

Tax debits arising from the sale of products and tax credits relating to the purchase of raw materials, services and other materials to be used in production, as well as to initial inventory balances and to depreciation costs, as established by Laws No. 10637/02 and No. 10833/03, are charged, net, to the income statement for the period as deductions from sales. Tax debits and credits referring respectively to financial income and expenses are deducted from these items in the statement of income.

n) Income and social contribution taxes

Income and social contribution taxes on the income for the period comprise current and deferred taxes.

Current tax is the expected tax payable on the taxable income for the year, using tax rates in force at the balance sheet date. Current tax rates are as follows:

- Income tax - Computed at the rate of 25% (15% of taxable income, plus an additional 10%).

- Social contribution tax - Computed at the rate of 9% of adjusted net income.

The deferred tax asset resulting from income and social contribution taxes losses carryforward and temporary differences was determined in accordance with CVM Instruction 371/02.

o) Statements of cash flows and of changes in financial position

The statements of cash flows (prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON - Brazilian Institute of Independent Auditors) and the statements of changes in financial position (parent company and consolidated) are being presented as supplementary information.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(UNAUDITED)

4. Consolidated Quarterly Financial Information

The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in the previous year, except for the comments in note 1.

The consolidated financial statements include the financial statements of Suzano Bahia Sul Papel e Celulose S.A. and its direct and indirect subsidiaries, as shown below:

	Headquarter (Country)	Direct and indirect ownership percentage (%)
Bahia Sul América Inc.	**United States of America**	**100**
Bahia Sul International Trading Ltd.	**Cayman Islands**	**100**
Suzanopar Investimentos Ltd.	**Bahamas**	**100**
Suzanopar International S.A.	Uruguay	100
CSPC Overseas Ltd.	Cayman Islands	100
Comercial e Agrícola Paineiras Ltda.	**Brazil**	**100**
Nemo International	**Cayman Islands**	**100**
Sun Paper and Board Limited	England	100
Nemotrade Corporation	United States of America	100
Stenfar S.A. Indl. Coml. Imp. Exp.	**Argentina**	**100**

The financial period of the subsidiaries included in the consolidated financial statements is the same as that of the Parent company.

Description of main consolidation procedures

a) Elimination of intercompany asset and liability account balances;

b) Elimination of investment in the subsidiaries' capital, reserves and retained earnings;

c) Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions; and

d) Elimination of tax charges due on unearned income, shown as deferred taxes in the consolidated balance sheet;

(In thousands of reais)

4. Consolidated Quarterly Financial Information (Continued)

Reconciliation of net income for the period and shareholders' equity between consolidated and Parent Company:

	Net Income		Shareholders' equity	
	3° Quarter of 2004	Nine months of 2004	September/2004	June / 2004
Company	259,368	467,969	2,729,595	2,521,917
Elimination of realized income recorded by the Parent Company in transactions with subsidiaries	4,869	(1,971)	(38,534)	(43,403)
Income and social contribution taxes on the eliminations above	(1,657)	666	8,686	10,343
Consolidated	262,580	466,664	2,699,747	2,488,857

The other periods have not been reconciled, as explained in Note 3.

5. Cash and Marketable Securities

	Company		Consolidated	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Cash and banks	14,796	11,541	196,775	192,863
Marketable securities	847,959	987,820	1,139,241	1,244.208
	862,755	999,361	1,336,016	1,437,071

The marketable securities refer substantially to bank deposit certificates remunerated at rates that vary from 99.5% to 102% of the Brazilian Interbank Deposit Certificate (CDI) rate, Certificates of Bank Deposits and foreign marketable securities at an average rate of 1.66% per annum plus exchange variation of the US dollar.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(UNAUDITED)

6. Trade Accounts Receivable

	Company		Consolidated	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Domestic receivable	368,788	316,078	369,099	316,108
Foreign receivable	481,626	522,563	224,980	221,100
Discounted export receivable	(2,910)	(20,096)	(2,910)	(20,096)
Allowance for doubtful accounts	(15,680)	(14,023)	(22,317)	(18,937)
	831,824	804,522	568,852	498,175

The Company had, at September 30, 2004, outstanding vendor operations with its customers in the amount of R$ 64,490 (R$ 69,497 in June 2004) in which the Company acts as an intervening guarantor.

7. Inventories

	Company		Consolidated	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Finished goods	123,775	127,988	191,951	183,558
Work in process	16,109	15,205	16,109	15,205
Raw materials	47,483	41,740	47,483	41,740
Maintenance and other materials	138,911	132,201	139,022	132,311
	326,278	317,134	394,565	372,814

8. Recoverable Taxes

	Company		Consolidated	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Recoverable social contribution tax	-	5,081	-	5,081
Recoverable income tax	15,874	21,042	15,874	21,042
Recoverable PIS/COFINS	7,467	10,139	7,467	10,139
Value added tax (ICMS) on acquisition of property, plant and equipment	41,686	43,723	41,686	43,723
Other	1,399	1,506	1,405	1,513
	66,426	81,491	66,432	81,498
Less current assets	40,817	53,673	40,818	53,672
Noncurrent assets	25,609	27,818	25,614	27,826

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(UNAUDITED)

9. Income and Social Contribution Taxes

Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values, and on fiscal losses of income tax and negative basis of social contribution taxes.

The recorded deferred income and social contribution taxes derive from:

	Company		Consolidated	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Assets				
Income tax loss carryforward	**56,545**	76,889	**56,545**	76,889
Social contribution tax loss carryforward	**18,054**	26,751	**18,054**	26,751
Temporary differences (1)				
- Income tax	**131,438**	141,107	**148,216**	157,409
- Social contribution	**41,317**	42,031	**43,481**	46,538
	247,354	286,778	**266,296**	307,587
Less current assets	**94,969**	98,987	**113,911**	111,890
Noncurrent assets	**152,385**	187,791	**152,385**	195,697
Liabilities				
Accelerated depreciation	**12,276**	11,321	**12,276**	11,321
	12,276	11,321	**12,276**	11,321

(1) Income and social contribution tax credits amount to R$ 96,554 at September 30, 2004 and R$ 101,636 at June 30, 2004 regarding taxes benefit from goodwill on merger. See Note 1.

The accumulated income and social contribution taxes losses carryforward are composed as follows:

	Company		Consolidated	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Income tax losses carryforward	**225,343**	307,557	**225,343**	307,557
Social contribution tax losses carryforward	**199,327**	297,229	**199,327**	297,229
	424,670	604,786	**424,670**	604,786

(In thousands of reais)

9. Income and Social Contribution Taxes (Continued)

In accordance with CVM Instruction 371/02, and based on expected future taxable income, as determined in a technical study approved by the Board of Directors, the Company recognized tax credits on income and social contribution taxes losses carryforward, which have no statutory limitation in time. The carrying value of the deferred tax asset is reviewed annually by the Company and the related adjustments have not been significant in relation to management's initial estimate. The technical study considers the new income tax reduction incentive of 75% on profit from tax incentive activities of the Mucuri unit (former Bahia Sul). Due to the DSM, we reviewed the referred technical study and the review conclusions were approved by management.
Based on this technical analysis of future taxable income, the Company expects to recover these tax credits in the following years:

	Company		Consolidated	
	September 30, 2004	**June 30, 2004**	**September 30, 2004**	**June 30, 2004**
2004	**14,048**	33,063	**32,990**	53,872
2005	**64,920**	66,515	**64,920**	66,515
2006	**79,947**	58,648	**79,947**	58,648
2007	**56,169**	57,347	**56,169**	57,347
2008	**32,270**	54,293	**32,270**	54,293
2009 to 2012	**-**	16,912	**-**	16,912
	247,354	286,778	**266,296**	307,587

The expected recoverability of the tax credits is based on the projections of future taxable income, taking into consideration various business and financial assumptions at year-end. Accordingly, these estimates may differ from the effective taxable income in the future due to the underlying uncertainties involved.

Income Tax - Reduction of 75% ADENE

In the second quarter of 2003, the Company obtained from ADENE (former SUDENE) a new tax incentive reduction of 75% of the income tax expense until 2011 for pulp and 2012 for paper. Such incentive, calculated based on exploration profit, is proportional to Mucuri Unit net sales revenues.

The income tax object of this reduction is not recorded as expense in the income statement. However, at the end of each financial year, after net income has been determined, the reduction obtained for the year is allocated to capital reserve as a partial destination of the net income determined, and thus in accordance with the legal provision that establishes the non-distribution of the reduction obtained to shareholders. Such deduction in the first nine months of 2004 amounted to R$ 58,158.

(In thousands of reais)

9. Income and Social Contribution Taxes (Continued)

Reconciliation between income and social contribution tax expenses

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution taxes expense charged to net income is presented as follows:

	Company		Consolidated	
	Nine Months Ended September 30			
	2004	2003	2004	2003
Income before income and social contribution taxes	**543,551**	443,324	**606,578**	748,070
Reversal of the equity interest	**10,905**	45,436	**248**	876
Income after reversal of the equity interest in subsidiaries	**554,456**	488,760	**606,826**	748,946
Income and social contribution taxes calculated at the combined rates of 34%	**(188,515)**	(166,178)	**(206,321)**	(254,642)
Analysis of the effective income and social contribution tax rates:				
Profits from foreign subsidiaries	**(1,827)**	(14,299)	**-**	-
Nontaxable income of foreign subsidiaries	**-**	-	**4,755**	(38,087)
Nondeductible expenses	**(7,455)**	(10,594)	**(7,419)**	(6,353)
Income tax effect on unrealized (realized) profit earned in transactions with subsidiaries	**-**	-	**1,496**	(2,979)
Addition (exclusion) of prior years credits	**10,635**	(2,468)	**(7,534)**	(186)
Interest on its own capital	**17,113**	-	**17,113**	-
Tax incentives – ADENE	**58,158**	58,735	**58,158**	58,735
Tax incentives – Others	**-**	-	**109**	1,537
Others	**-**	-	**(271)**	597
Income and social contribution taxes	**(111,891)**	(134,804)	**(139,914)**	(241,378)
Effective tax rate	**20.2%**	27.6%	**23.1%**	32.2%

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(UNAUDITED)

10. Investments

	Company		Consolidated	
	September 30, 2004	**June 30, 2004**	**September 30, 2004**	**June 30, 2004**
Investments in subsidiaries	**303,870**	338,691	**1,071**	1,077
Other investments	**26,027**	29,510	**32,195**	36,066
Provision for losses	**(5,994)**	(6,275)	**(5,994)**	(6,275)
	323,903	361,926	**27,272**	30,868

Details of investments

	Shareholders' Equity	Result for the nine-month ended September 30, 2004	%	Equity pick-up in September 30, 2004	Investments	
					Sept. 2004	**June 2004**
Company						
Suzanopar Investimentos Ltda. (1)	168,947	4,991	100%	(12,891)	**168,947**	181,840
Nemo International (1)	20,895	2,373	100%	(1,064)	**20,895**	21,960
Comercial e Agrícola Paineiras Ltda.(1)	3,157	(5,219)	100%	(741)	**3,157**	3,898
Stenfar S.A.I.C (1)	3,783	26,804	100%	(18)	-	-
Bahia Sul International Trading Ltd.	101,890	4,987	100%	3,982	**101,890**	121,374
Bahia Sul América Inc	7,835	129	100%	47	**7,835**	8,456
Bahia Sul Holding	75	(28)	100%	(98)	**75**	86
Pakprint S.A.	5,354	(623)	20%	(122)	**1,071**	1,077
Total investments in subsidiaries and affiliates				**(10,905)**	**303,870**	338,691
Other Investments (1)				-	**20,033**	23,235
Total Investments				**(10,905)**	**323,903**	361,926
Consolidated						
Pakprint S.A.	5,354	(623)	20%	(248)	**1,071**	1,077
Other Investments	-	-	-	-	**26,201**	29,791
Total Investments					**27,272**	30,868

(1) Investments received due to the DSM.

(In thousands of reais)

11. Property, Plant and Equipment

Company

	Average annual depreciation rate	September 30, 2004			June 30, 2004
		Cost	Accumulated depreciation	Net	Net
Buildings	3.20%	634,741	(258,341)	**376,400**	379,424
Machinery and equipment	4.36%	3,254,638	(1,376,718)	**1,877,920**	1,876,394
Other depreciable assets	17.71%	160,088	(95,233)	**64,855**	45,494
Land and farms	-	326,276	-	**326,276**	304,092
Timber resources	-	423,259	-	**423,259**	415,216
Construction-in-progress	-	286,152	-	**286,152**	215,879
		5,085,154	(1,730,292)	**3,354,862**	3,236,499

Consolidated

	Average annual depreciation rate	September 30, 2004			June 30, 2004
		Cost	Accumulated depreciation	Net	Net
Buildings	3.20%	642,402	(264,171)	**378,231**	381,331
Machinery and equipment	4.36%	3,255,032	(1,377,033)	**1,877,999**	1,876,487
Other depreciable assets	17.71%	164,257	(95,895)	**68,362**	49,385
Land and farms	-	334,479	-	**334,479**	312,295
Timber resources	-	424,025	-	**424,025**	415,834
Construction-in-progress	-	330,528	-	**330,528**	248,758
		5,150,723	(1,737,099)	**3,413,624**	3,284,090

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(UNAUDITED)

12. Loans and Financing

	Index	Average Annual interest rate	Company September 30, 2004	Company June 30, 2004	Consolidated September 30, 2004	Consolidated June 30, 2004
To acquire property, plant and equipment:						
BNDES – Finem	TJLP	(1) (3) 10.02%	**431,415**	432,075	**465,166**	445,410
BNDES – Finem	Basket of currencies	(1) (3) 10.59%	**106,937**	100,639	**106,937**	100,639
BNDES – Finame	TJLP	(1) (3) 9.41%	**36,015**	36,695	**36,015**	36,695
BNDES – Automatic	TJLP	(1) (3) 9.13%	**5,228**	5,335	**5,228**	5,335
Rural credit	-	8.75%	**1,500**		**1,500**	
For working capital:						
Advances on export contracts	US$	4.49%	**1,799,344**	2,171,398	**1,788,562**	2,144,565
Syndicated loan	US$	(2) 3.81%	**-**	-	**-**	237,255
Eurobonds	US$	10.625%	**-**	327,350	**-**	-
Credit line	US$	8.69%	**33.456**	213,309	**33,456**	213,309
Imports financing	US$	2.40%	**88,712**	52,353	**88,712**	52,353
Others	US$	5.50%	**-**	-	**11,378**	12,850
			2,502,607	3,339,154	**2,536,954**	3,248,411
Less current liabilities			**1,030,460**	1,653,271	**1,031,300**	1,549,193
Noncurrent liabilities			**1,472,147**	1,685,883	**1,505,654**	1,699,218
Long-term loans and financing mature as follows:						
October to December 2005			**138,393**	328,250	**138,392**	341,585
2006			**563,245**	580,418	**563,688**	580,418
2007			**302,680**	297,624	**305,516**	297,624
2008			**198,809**	193,976	**202,531**	193,976
2009			**143,476**	143,781	**147,198**	143,781
2010 onwards			**125,544**	141,834	**148,329**	141,834
			1,472,147	1,685,883	**1,505,654**	1,699,218

(1) Capitalization agreement that corresponds to the amount in excess of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading Ltd. obtained foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the Eurobonds issued by Bahia Sul Celulose S.A. This financing matures in a three-year period, which is the same period that the Eurobonds are due, and bears interest at the LIBOR plus 2.60% p.a. The Eurobonds were held until maturity (July 10, 2004) by the aforementioned wholly-owned subsidiary.

(3) Financing is secured by mortgages on plant, rural properties and timberland, and guarantees of the financed assets.

(In thousands of reais)

13. Debentures

Emission	Series	Units	Value Current	Value Noncurrent	Index	Interests	Rescue
3rd	1st	333,000	12,948	316,143	IGP - M	10%*	04/01/2014
3rd	2nd	167,000	8,286	164,129	USD	10.38%	04/01/2014
			21,234	**480,272**			

* The contractual interest rate was 8% p.a. The effective interest rate was adjusted considering the premium and discount on the issue price.

On August 23, 2004 the Company completed a R$ 500 million two-issue debenture, the first serie amounting to R$ 333 million and the second one amounting to R$ 167 million, both falling due in a 10-year period in a sole installment.

The first issue was offered locally and is indexed to IGP-M (consumer market price index) change plus 8% p.a., and was priced on the basis of the concepts set forth in Brazilian Securities Commission (CVM) Regulation N° 400, by granting premium and discount on the issue price. Effectively interest defined in this process was equal to 10% p.a. paid semi-annually.

The second serie, not traded on the market, was fully purchased by Banco Votorantim and is indexed to the foreign exchange variation plus 10.38% p.a., paid semi-annually.

Debentures clauses require a determined maximum level of indebtedness and leverage indicators based on the consolidated financial statements. At the end of the quarter, the Company had not defaulted on any covenants.

(In thousands of reais)

14. Related Parties

At and for the nine-month period ended September 30, 2004

	Assets			Liabilities		Income
	Current	Noncurrent		Current		(Expenses)
Consolidated companies						
Bahia Sul International Trading Ltd	301,306	-		-		461,489
Comercial e Agrícola Paineiras Ltda	-	37,000	3	232		(1,924)
Suzanopar International S/A	-	1,823	4	-		-
CSPC Overseas Ltd.	151,506	-		10,782	2	269,596
Stenfar S.A. Indl. Coml. Imp. Exp.	5,562	3,782	3	-		12,566
	458,374	42,605		11,014		741,727
Nonconsolidated companies						
Suzano Holding S.A.	-	-		-		(1,012)
SPP Agaprint Indl. e Coml. Ltda	15,077	-		-		28,131
Central Distribuidora de Papéis Ltda.	10,680	-		-		27,920
Nova Mercante de Papeis Ltda	13,084	-		-		29,169
Nemonorte Imóveis e Participações Ltda	-	-		-		(153)
Consolidated	38,841	-		-		84,055
Company	497,215	42,605		11,014		825,782

At and for the six-month period ended June 30, 2004

	Assets			Liabilities		Income
	Current	Noncurrent		Current		(Expenses)
Consolidated companies						
Bahia Sul International Trading Ltd	298,249	-		327,350	1	264,771
Comercial e Agrícola Paineiras Ltda.	-	34,500	3	232		(1,284)
Suzanopar International S.A.	-	1,981	4	-		-
CSPC Overseas	187,030	-		33,406	2	177,529
Stenfar S.A. Indl. Coml. Imp. Exp.	5,562	3,445	3	-		12,566
	490,841	39,926		360,988		453,582
Nonconsolidated companies						
Suzano Holding S.A.	-	-		-		(1,012)
SPP Agaprint Indl. e Coml. Ltda.	16,282	-		-		17,449
Central Distribuidora de Papéis Ltda.	12,656	-		-		17,960
Nova Mercante de Papeis Ltda	9,883	-		-		16,453
Nemonorte Imóveis e Participações Ltda	-	-		-		(153)
Consolidated	38,821	-		-		50,697
Company	529,662	39,926		360,988		504,279

(In thousands of reais)

14. Related Parties (Continued)

The main assets and liabilities balances as of September 30, 2004 and June 30, 2004, in addition to transactions that affected the statement of income for the period concerning related-party operations, were substantially realized under normal market conditions for the respective types of operations.

Commercial transactions (sales and purchases) with related companies are conducted under conditions identical to those conducted with third parties in relation to price, delivery or payment terms.

For the relevant related parties:

1 - In 2001, wholly-owned subsidiary Bahia Sul International Trading Ltd. purchased the total amount of Eurobonus issued by Bahia Sul, which is indexed to the U.S. and has an interest rate of 10.625% p.a. and had matured in July 2004;
2 - Loan indexed to U.S. and it has an interest rate of 9% p.a. and matures in January 2005;
3 - Advance for future capital increase;
4 - Loan neither bearing interest nor subject to payment term.

15. Provision for Contingencies – Company and Consolidated

	September 30, 2004	June 30, 2004
Taxes		
PIS/COFINS	50,567	49,277
PIS half-yearly computation	39,913	39,084
ICMS	15,449	7,441
	105,929	95,802
Labor and civil	19,369	19,663
	125,298	115,465

These provisions are recognized to provide for probable losses in administrative and judicial suits relating to tax, civil and labor claims considered as probable losses at amounts considered sufficient by management, in accordance with the assessment of its lawyers and legal advisors, as follows:

PIS/COFINS

A provision recognized for unpaid PIS and COFINS in view of the legal discussion regarding the tax calculation basis (charge over other income). As of September 30, 2004, the Company has judicial deposits, in the consolidated, in the amount of R$ 1,586 for PIS and R$ 16,024 for COFINS.

(In thousands of reais)

15. Provision for Contingencies (Continued)

PIS half-yearly payment

The Company filed a legal suit aiming at recovering the overpaid PIS contribution amounts, since the law that changed the criterion for determination of the referred to contribution was considered unconstitutional by the superior court. Judgment in the trial court recognized the Company's right in relation to the contribution. Supported by preliminary court injunction, the Company conducted the offset of said amount against IPI and COFINS debits. A recent decision in intermediate court of appeals cancelled the monetary restatement of this credit and, at the same time, recognized that the offsetting could only be made against debits resulting from the current PIS itself. Such decision is under discussion in the superior courts.

ICMS

Provisions related to tax delinquency notices currently being refuted or appealed against.

16. Accounts Payable - Land and Forests - Consolidated

During 2002, the Company purchased from Companhia Vale do Rio Doce lands and eucalyptus forests therein planted, in the region of São Mateus, Espírito Santo State, payable in installments by the end of 2007. At September 30, 2004, the due amounts related to this acquisition, classified as current and noncurrent, amounted to R$ 25,220 and R$ 17,416, respectively (R$ 26,629 and R$ 21,742 in June 2004).

In June 2004, the Company acquired from Votorantim Celulose e Papel S/A (VCP) eucalyptus wood payable up to December 2006. The restated amount of acquisition is R$ 15,455 and is classified in noncurrent liabilities. See Note 23.

17. Financial Instruments

a) Valuation

The financial instruments included in the balance sheet, such as cash and banks, marketable securities, loans and financing, are stated at their contractual values, which approximate their fair values.

17. Financial Instruments (Continued)

b) Credit risk

The sales policies adopted by the Company and its subsidiaries comply with the credit policies established by management and attempt to minimize possible losses arising from delinquency in accounts receivable from customers. This objective is reached through a careful selection of its client portfolio, which takes into consideration payment capacity (credit analysis) and diversification of sales (risk spread).

c) Exchange and interest rate risk

The earnings recorded by the Company and its subsidiaries are subject to significant variations, as their liabilities are substantially linked to the foreign exchange rate fluctuation, particularly the US dollar.

In order to reduce the effects of foreign exchange rate fluctuations, the Company has entered into operations involving derivatives. As of September 30, 2004, there was an open swap position from dollars to CDI in notional amounts equivalent to US$8.2 million.

In order to limit the interest rate risks, the Company performed swap operations, limiting the interest rates on certain foreign currency loans, which notional amount is US$107.1 million.

Gains and losses arising from operations involving derivatives are recognized in the financial statements.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(UNAUDITED)

18. Shareholders' Equity

The subscribed capital as of September 30, 2004 totals R$ 1,477,963,325.62, fully paid in and divided into 285,277,173 shares, with no par value of which. 102,374,458 are common and nominative, 181,531,176 are book-entry preferred Class "A" and 1,371,539 are book-entry preferred Class "B". Most of preferred shares Class "B", amounting to 1,358,419, are maintained on treasury stock.

Preferred shares are non-voting and have priority upon distribution of dividends, which are, at least, 10% higher than those paid on common shares, as set forth in subitem I, article 17, Law N° 6404/76, with new wording given by Law N° 9457/97. The Company's articles of incorporation establish a dividend of at least 25%, computed on net income for the year, adjusted pursuant to article 202 of Law No. 6404/76.

19. Interest on Net Equity

On September 20, 2004 the Board of Directors approved the distribution of interest on net equity, pursuant to article 9 of Law N° 9249/95. The distributed amount of R$50,337 is subject to withholding income tax, except for tax immune and tax exempt shareholders and was disbursed by the Company at September 30, 2004. From September 22, 2004 on, shares started being trade ex interest on net equity. The amount of interest on net equity will be incorporated into the compulsory dividend disclosed on income for fiscal year 2004.

20. Nonoperating Result

	Company		Consolidated	
	Nine Months Ended September 30,			
	2004	2003	2004	2003
Gain on other investments	617	-	-	6,541
Result on sale of property, plant and equipment (1)	9,558	2.065	23,407	7.017
Result on sale of investments	3,205	-	3,205	-
	13,380	2,065	26,612	13,558

(1) Refers basically to the sale of "standing wood" for non-related companies. See Note 23.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(UNAUDITED)

21. Net Financial Result

	Company		Consolidated	
	Nine Months Ended September 30,			
	2004	2003	2004	2003
Interest income	**82,405**	42,978	**113,324**	109,574
Gain (Loss) in swap transaction	**(9,561)**	368	**(9,561)**	(14,470)
Monetary and exchange rate variations	**(21,522)**	(35,530)	**(3,790)**	(131,589)
Financial income	**51,322**	7,816	**99,973**	(36,485)
Interest expenses	**(90,286)**	(74,685)	**(135,159)**	(138,442)
Monetary and exchange rate variations	**113,249**	209,311	**(10,303)**	441,454
Loss in swap transaction	**(9,383)**	(12,606)	**(14,286)**	(93,285)
Other financial expenses	**(20,462)**	(7,639)	**(28,802)**	(45,739)
Financial expenses	**(6,882)**	114,381	**(188,550)**	163,988
Financial result, net	**44,440**	122,197	**(88,577)**	127,503

22. Statement of EBITDA (Unaudited and Not Reviewed)

	Company		Consolidated	
	Nine Months Ended September 30,			
	2004	2003	2004	2003
Operating income	**530,171**	441,259	**579,966**	734,512
Financial expenses	**6,882**	(114,381)	**188,550**	(163,988)
Financial income	**(51,322)**	(7,816)	**(99,973)**	36,485
Equity interest in subsidiaries	**10,905**	45,436	**248**	876
Amortization of premium	-	-	-	31,266
Depreciation, depletion and amortization	**98,152**	71,213	**145,956**	132,466
Earnings before income and social contribution taxes, interest, depreciation, depletion and amortization (EBITDA)	**594,788**	435,711	**814,747**	771,617

23. Commitments

The Company entered into a loan agreement with Aracruz Celulose S.A. with the objective of loaning 1,900 thousand m3 of eucalyptus wood, which will be harvested by the latter until December 31, 2004. The agreement establishes the return of the same volume of wood under similar operating conditions, between 2006 and 2008. The Company records the amount receivable related to the volume of wood already delivered to Aracruz Celulose S.A. in noncurrent assets, in the amount of R$ 11,229 (R$ 7,387 in June 2004).

23. Commitments (Continued)

The Company signed an agreement of purchase and sales of standing wood with Votorantim Celulose e Papel S/A (VCP), by which it sold 500 thousand m3 of eucalyptus wood, to be harvested by VCP until December 2005, totaling R$ 15,000, half of which was paid when the agreement was signed. The remaining amount will be paid in December 2004. On the other hand, the Company entered into an agreement with VCP by which it purchased the same amount of eucalyptus wood, which will be harvested between June 2006 and December 2008, by the same amount, half of which matures in June and the other half in December 2006. This agreement will be updated by the Amplified Consumer Price Index (IPC-A). The first agreement is recorded as current assets and nonoperating result, whereas the second one is recorded as permanent assets and noncurrent liabilities.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

SUPPLEMENTARY INFORMATION
Statements of Changes in Financial Position
(In thousands of reais)
(UNAUDITED)

	Company		Consolidated	
	Nine Months Ended September 30,			
	2004	2003	2004	2003
				(not reviewed)
WORKING CAPITAL PROVIDED BY:	(1)	(2)	(1)	(3)
Operations:				
Net income for the period	**467,969**	308,520	**466,664**	487,578
Items not affecting working capital:				
Depreciation, depletion and amortization	**98,152**	71,213	**145,956**	132,466
Net book value of permanent assets disposed of	**20,876**	7,297	**32,441**	10,732
Deferred income and social contribution taxes	**89,843**	46,482	**20,077**	68,616
Equity interest in subsidiaries and affiliates	**10,905**	45,436	**248**	876
Minority interest	-	-	-	19,114
Amortization of goodwill	-	-	-	31,266
Provision for contingencies	**12,491**	6,955	**19,797**	28,953
Exchange and monetary variations and long-term interest, net	**(57,332)**	(154,639)	**9,870**	(292,973)
Working capital provided by operations	**642,904**	331,264	**695,053**	486,628
From Shareholders:				
Capital subscription	**1,669**	-	**1,669**	-
Capital subscription due to DSM	**238,270**	-	-	-
Equity increase with the elimination of minority interest due to DSM	-	-	**115,606**	-
	239,939	-	**117,275**	-
Third parties:				
Long-term financings and loans	**732,856**	158,816	**1,042,884**	571,041
Long-term suppliers	-	-	**15,000**	-
Set-up of special premium reserve upon DSM	**108,723**	-	**108,723**	-
Profit on intercompany fixed asset disposals no longer eliminated due to DSM	-	-	**53,862**	-
Reduction in noncurrent assets	-	370,267	-	-
Income tax incentives	**6,182**	-	**6,182**	-
	847,761	529,083	**1,226,651**	571,041
TOTAL WORKING CAPITAL PROVIDED	**1,730,604**	860,347	**2,038,979**	1,057,669
WORKING CAPITAL USED FOR:				
Increase in investments	-	35	**4,130**	11,884
Increase in property, plant and equipment	**288,616**	97,229	**509,181**	362,507
Increase in deferred charges	-	1,545	**246**	3,558
Noncurrent assets	**30,521**	19,075	**33,992**	31,254
Transfer from noncurrent to current liabilities	**306,811**	611,208	**614,597**	962,396
Elimination of minority interest due to DSM	-	-	**115,606**	-
Purchase of own shares due to DSM	**15,080**	-	**1,741**	-
Interest on net equity	**50,337**	-	**50,337**	-
TOTAL WORKING CAPITAL USED	**691,365**	729,092	**1,329,830**	1,371,599
INCREASE IN WORKING CAPITAL	**1,039,239**	131,255	**709,149**	(313,930)
Effect on working capital due to DSM	**(335,958)**	-	-	-
Current assets	**1,040,067**	430,501	**216,385**	(817,677)
Current liabilities	**(336,786)**	(299,246)	**492,764**	503,747
INCREASE IN WORKING CAPITAL	**703,281**	131,255	**709,149**	(313,930)

(1) Information from Suzano Bahia Sul after DSM;
(2) Original information from Bahia Sul Celulose S.A.
(3) Original information from Companhia Suzano de Papel e Celulose

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

SUPPLEMENTARY INFORMATION
Statements of Cash Flow
(In thousands of reais)
(UNAUDITED)

	Company		Consolidated	
	Nine Months Ended September 30,			
	2004	2003	2004	2003
				(not reviewed)
CASH FLOWS FROM OPERATING ACTIVITIES	(1)	(2)	(1)	(3)
Net income for the period	**467,969**	308,520	**466,664**	487,578
Adjustments to reconcile net income to cash generated				
By operating activities:				
Depreciation, depletion and amortization	**98,152**	71,213	**145,956**	132,466
Income on sale of property, plant and equipment	**(16,969)**	(2,065)	**(30,991)**	(6,746)
Equity interest in subsidiaries and affiliates	**10,905**	45,436	**248**	876
Amortization of goodwill	-	-	-	31,266
Minority interest	-	-	-	19,114
Deferred income and social contribution taxes	**50,882**	89,644	**(31,697)**	111,315
Interest, exchange and monetary variation, net	**(95,707)**	(175,038)	**(14,649)**	(352,315)
Provision for contingencies	**12,491**	6,955	**19,797**	28,953
Changes in assets and liabilities related to operations:				
Increase in trade accounts receivable	**(39,228)**	(24,991)	**(156,704)**	(2,170)
Increase in other current and noncurrent assets	**(299,345)**	(46,803)	**(38,314)**	(88,412)
(Increase) decrease in other current and noncurrent liabilities	**278,580**	(10,321)	**68,894**	54,314
Net cash from operating activities	**467,730**	262,550	**429,204**	416,239
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase in investments	-	(35)	**(4,130)**	(11,884)
Increase in property, plant and equipment	**(288,616)**	(97,229)	**(509,181)**	(362,507)
Increase in deferred charges	-	(1,545)	**(246)**	(3,558)
Net effect of DSM	**(200,264)**	-	-	-
Credit from disposal of investment, net	-	-	-	503,287
Capital reduction in subsidiary	-	370,267	-	-
Elimination of minority interest	-	-	**(115,606)**	-
Losses on credit from disposal of investment	-	-	-	(83,330)
Income tax incentives	**6,182**	-	**6,182**	-
Proceeds generated from sale of fixed assets	**37,845**	9,362	**63,432**	17,478
Net cash from (used in) provided by investing activities	**(444,853)**	280,820	**(559,549)**	59,486
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital subscription	**1,669**	-	**1,669**	-
Capital subscription due to DSM	**238,270**	-	-	-
Set-up of special premium reserve upon DSM	**108,723**	-	**108,723**	-
Equity increase due to elimination of minority interest	-	-	**115,606**	-
Profit on intercompany fixed asset disposal no longer eliminated	-	-	**53,862**	-
Repurchase of its own shares	**(1,741)**	-	**(1,741)**	-
Dividends and interest on own capital	**(89,831)**	(43,734)	**(169,695)**	(70,040)
Proceeds from loans and financing	**1,091,113**	297,807	**1,529,310**	928,981
Payment of loans and financing to parent company	-	-	-	(653,309)
Payment of loans and financing	**(1,178,762)**	(376,499)	**(1,503,824)**	(1,016,649)
Net cash used in financing activities	**169,441**	(122,426)	**133,910**	(811,017)
Effects of exchange rate variation on cash and marketable securities	-	-	-	4,256
CHANGES IN CASH AND MARKETABLE SECURITIES				
At the beginning of the year	**670,437**	206,942	**1,332,451**	1,342,461
At the end of the year	**862,755**	627,886	**1,336,016**	1,011,025
INCREASE (DECREASE) IN CASH AND MARKETABLE SECURITIES	**192,318**	420,944	**3,565**	(331,036)

(1) Information from Suzano Bahia Sul after DSM;
(2) Original information from Bahia Sul Celulose S.A.
(3) Original information from Companhia Suzano de Papel e Celulose

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

REPORT OF COMPANY'S PERFORMANCE (CONSOLIDATED)
(UNAUDITED)

The world market for pulp and paper

After the cyclical high in international prices of eucalyptus pulp (CIF Northern Europe) in the early months of the year, prices fell by US$60/ton, to US$490/ton, from June to September. This fall can be attributed to: (i) reduction of industrial activity in China as a result of the restrictions on credit and energy (as that country used up inventories accumulated in the first quarter of 2004); (ii) lower European demand due to the summer, and maintenance stoppages; and (iii) increase in inventories worldwide.

World pulp producer inventories – according to PPPC (the Pulp and Paper Products Council) – totaled 3,988 thousand tons on 31 August 2004 (the most recent figure available), corresponding to 41 days of supply, with a shipment-to-capacity rate of 91%, and production-to-capacity stable at 97%. Hardwood pulp inventories rose to 1,788 thousand tons, equivalent to 44 days of supply, with shipment-to-capacity rate of 91% and production-to-capacity 97%.

The average spread in the international market between uncoated woodfree printing and writing paper (CIF Northern Europe, reels) and eucalyptus pulp in 3Q04 was US$297 per ton, above the historical average of US$250 per ton.

The Brazilian paper market

During 3Q04 there was strong growth in the domestic paper market, led by the recovery of the domestic economy and by the usual seasonal pattern, evidenced by 9.6% growth from 2Q04 in our volume of paper sold. Our sales volume in the first nine months of 2004 was 14.8% higher than in the first nine months of 2003 (9M03).

Production

Our total production in 3Q04 was 341.0 thousand tons: 206.6 thousand tons of paper and 134.4 thousand tons of market pulp. In comparison with 2Q04, this is a 15.5% increase in total production; a 16.2% increase in production of paper; and a 14.4% increase in output of market pulp. Two contributing factors were good equipment performance across the learning curve, and the absence of maintenance stoppages in the quarter (these took place in 2Q04).

In the first nine months of 2004 we produced 953.3 thousand tons of market products, 7.1% more than the 889.9 thousand tons produced in the same period of 2003. This level of production reflects our expectations in terms of output of the equipment, taking into account the "learning curve" of the expansion and modernization projects at the Suzano units: the Q (pulp) project and the P (B8 paper mill) project.

Net sales

Our 3Q04 net sales of R$ 741.2 million was 10% higher than in 2Q04, mainly due to the 10.3% increase in total volume sold. Average prices were stable, as our average domestic market price, about 4.0% higher, compensated for the reduction of 4.5% in our average export price and the average 2.2% appreciation of the Real in the period. Net sales was 25.0% higher than in the third quarter of 2003, as volume sold was 15.6% higher, and average price 8.1% higher in Reais.

Net sales in the first nine months of 2004 was R$ 2,071.6 million, 13.4% higher than in 9M03, on volume sold 16.3% higher, at 966.7 thousand tons, partially offset by average prices in Reais 2.5% lower. The higher volume reflects the new production levels after completion of the first phase of the modernization of the units at Suzano.

Net sales from pulp

Our net sales from pulp in the quarter was R$ 184.9 million, 9.8% more than in the previous quarter (2Q04), and 24.9% of our total net sales in the quarter. Pulp volume sold was 40.0% of total volume. These figures compare with 25.0% (net sales), and 37.1% (volume), in 2Q04.


Pulp Sales Volume
Thousand tons
150
100
50
-
114
136
109
93
114
96
21
22
13
2Q04
3Q04
3Q03
Domestic market
Export market
Pulp Net Sales
Net sales - R$ million
200
150
100
50
-
168
185
145
141
156
127
27
29
18
2Q04
3Q04
3Q03
Domestic market
Export market

This growth in net sales reflects 3Q04 total volume sold, at 135.6 thousand tons, 19.0% higher than in 2Q04. Average prices in Reais were 7.7% lower, reflecting the reduction of export prices in dollar terms, and also the appreciation of the Real. The average pulp export price (calculated using the average exchange rate) in 3Q04 was US$459/ton, compared to US$501/ton in 2Q04.

In the first nine months of 2004 net sales from pulp was R$ 526.8 million, 25.4% more than in 9M03, on volumes of 379.9 thousand tons (31.5% more than in 9M03). Prices in Reais were depressed by the 5.5% average appreciation of the Real against the dollar.

Net sales from paper

In this quarter net sales from paper was R$ 556.3 million, 10.1% more than in the previous quarter (2Q04). It was 75.1% of our total net sales, and paper sales volume was 60.0% of our total volume sold – in 2Q04 these percentages were, respectively, 75.0%, and 62.9%. In 3Q04, 64.2% of paper volume sold went to the domestic market, compared with 61.6% in the previous quarter. The increase reflects the recovery of the Brazilian economy and the seasonal pattern of our industry.

Our average selling price of paper in 3Q04 was 4.6% higher than in 2Q04, reflecting an average increase in our export prices of 6.1% in Reais – even taking into account the appreciation of the Real against the dollar – and a price increase of 3.3% in the domestic market. Compared to 3Q03, our net sales from paper was 24.1% higher, reflecting average price 12.3% higher (in Reais), and volume sold 10.6% higher.


Paper sales volume
Thousand tons
250
200
150
100
50
-
193
74
119
203
73
130
184
84
99
2Q04
3Q04
3Q03
□ Domestic market ■ Export market
Paper net sales
Net Sales - R$ million
600
500
400
300
200
100
-
505
176
330
556
183
373
448
179
269
2Q04
3Q04
3Q03
□ Domestic market ■ Export market

Our paper net sales was 9.8% higher in the first nine months of 2004 than in 9M03, reflecting volume sold 8.1% higher, and average prices in Reais 1.6% higher.

Cost of goods sold

The average unit cost of products sold in 3Q04 was R$ 1,164.0, 8.8% lower than in 2Q04, returning approximately to the level of 1Q04. This reflects: (i) a lower proportion of paper

in the volume mix of export sales, resulting in lower logistics costs; (ii) the effect of the appreciation of the Real on production and logistics costs linked to the dollar; and (iii) a return to the optimized levels of performance from the equipment after the modernization.

The cash production cost of pulp at Mucuri in 3Q04 was US$159 / ton, compared with US$154 / ton in 2Q04, mainly reflecting the appreciation of the Real in the period.

Gross profit

In 3Q04 we posted gross profit of R$ 347.1 million, 23.0% more than in 2Q04. Gross margin was 46.8% in 3Q04, and 41.9% in 2Q04. This increase in gross margin primarily reflected the effects mentioned above in production costs and sale prices.

Compared with 3Q03, our 3Q04 gross profit was 36.6% higher, and our gross margin 3.9 percentage points higher – reflecting prices 8.1% higher in Reais in 3Q04, and average unit costs at broadly unchanged levels.

Selling expenses

Our 3Q04 selling expenses were R$ 36.6 million, 11.7% higher than in 2Q04 (R$ 32.8 million), but stable as a percentage of net sales, at 4.9% in both periods. Provisions for doubtful accounts were R$ 1.6 million higher in 3Q04, and spending also increased as a result of higher volume sold.

Compared to 3Q03, selling expenses were 4.8% higher, mainly reflecting volume sold 15.6% higher.

General & Administrative (G&A) expenses

Our G&A expenses of R$ 58.4 million in 3Q04 were about 25.7% – or R$11.7 million – higher than in 2Q04, mainly due to: (i) a non-recurring tax provision (ICMS tax) of R$ 5.3 million; (ii) non-recurring expenses of R$ 2.8 million due to the merger; and (iii) an increase of R$ 1.8 million in personnel expenses.

Ebitda

Our 3Q04 Ebitda was R$ 307.7 million, 21.1% higher in Reais than in 2Q04 and 23.7% in US dollar terms. Ebitda margin on net sales increased by 3.8 percentage points, from 37.7% in 2Q04, to 41.5%. Ebitda in US dollars was US$103.3 million (calculated using the average exchange rates) in comparison to US$ 83.9 million in 2Q04.

In the first nine months of 2004 our Ebitda margin (on net sales) was 2.9 percentage points lower than in the same period in 2003, mainly reflecting the reduction in gross margin,

affected by the stronger Real. Our 9M04 Ebitda was R$ 814.7 million (US$274.1 million), as compared with R$ 771.6 million (US$ 246.9 million – a 11.4% growth in US dollar terms).


350
300
250
200
150
100
50
-
R$ million
38%
42%
42%
254
308
246
2Q04
3Q04
3Q03
EBITDA EBITDA margin

Net financial Results

In 3Q04 we posted net financial income of R$ 85.3 million – which compares with net financial expenses of R$ 139.2 million in 2Q04. The increase mainly reflects the appreciation of the Real and the resulting impact on our dollar-denominated assets and liabilities. The part corresponding to interest in 3Q04 – i.e. not including the effect of monetary adjustment and FX variation – was a net *expense* of R$ 43.4 million, which compares with an expense of R$ 10.6 million in 2Q04. The increase is mainly the result of: (i) a R$ 22.3 million effect on hedges on cash investments, from the appreciation of the Real – this has a counterpart gain in the FX-variation liability; and (ii) non-recurring expenses of R$ 6.7 million with the placement of the 10-year debenture issue in July 2004.

Income and Social Contribution Taxes

Our expense on Income and Social Contribution taxes in 3Q04 was R$ 87.4 million, compared to R$ 9.3 million in 2Q04 – mainly reflecting higher taxable income.

Net income

Our 3Q04 net income was R$ 262.6 million, which compares with R$ 88.2 million in 2Q04. The main elements in this increase are the growth in Ebitda and the impact of FX variation on our exposure to foreign currency.

Cash and indebtedness

Net debt at 30 September 2004 was R$ 1,702.4 million, or US$595.6 million, compared to R$ 1,811.3 million, or US$582.9 million, on 30 June 2004. Net debt / acummulated Ebitda annualized, at the end of September, was 1.57, compared to 1.79 at the end of June 2004. In July 2004 we issued R$ 500 million in 10-year debentures in the local market, significantly contributing to the lengthening of the company's debt profile.

Capital expenditures

Our capex in 3Q04 totaled R$ 168.3 million: R$ 40.0 million in the São Paulo units and R$ 105.6 million in the Mucuri unit. A further R$ 11.5 million was invested in the Capim Branco hydroelectric project. In the first nine months of 2004, we registered a total capex of R$ 509.2 million, which R$ 169.8 million in the São Paulo units, R$ 251.8 million in the Mucuri unit and R$ 27.4 million in the Capim Branco hydroelectric project.

Of the total of 3Q04 Capex, (i) R$ 13.7 million was invested in the modernization project at Suzano, made up of R$ 5.6 million in the Q project and R$ 8.1 million in the P project to reform the B8 mill; (ii) R$ 24.8 million was invested in the Mucuri optimization project; and (iii) R$ 13.0 million was invested in forestry for the expansion project. The remainder went into current investment in the industrial area and forestry.

Non financial data

The non financial data related to volume, prices, unit cost were not reviewed by our independent accountants.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION
(UNAUDITED AND NOT REVIEWED)

In accordance with Corporative Governance Practices (Level 1) we are presenting the Composition of shareholders with more than 5% of voting shares direct and indirect, including individuals, at September 30, 2004 as follows:

COMPOSITION OF SHAREHOLDERS - SUZANO BAHIA SUL PAPEL E CELULOSE S/A
CAPITAL - R$ 1.477.963.325,62

Shareholders	Common	%	Preferred	%	Total	%
SUZANO HOLDING S.A	94,364,159	92.18%	46,419	0.02%	94,408,578	33.09%
IPLF HOLDING S.A	8,000,000	7.81%	-		8,000,000	2.80%
BNDES PARTICIPAÇÕES S.A - BNDESPAR	-	-	32,590,141	17.82%	32,590,141	11.42%
OTHER	10,299	0.01%	150,268,155	82.16%	150,278,454	52.69%
TOTAL	**102,374,458**	**100.00%**	**182,902,715**	**100.00%**	**285,277,173**	**100.00%**

COMPOSITION OF SHAREHOLDERS - SUZANO HOLDING S.A
CAPITAL - R$ 1.050.000.000,00

Shareholders	Common	%	Preferred	%	Total	%
FANNY FEFER	13,203,156	27.51%	9,144,528	22.41%	22,347,684	25.17%
BETTY FEFFER	10,799,025	22.50%	9,126,997	22.37%	19,926,022	22.44%
DANIEL FEFFER	5,999,454	12.50%	4,893,081	11.99%	10,892,535	12.27%
DAVID FEFFER	5,999,454	12.50%	4,870,882	11.94%	10,870,336	12.24%
JORGE FEFFER	5,999,454	12.50%	4,868,721	11.93%	10,868,175	12.24%
RUBEN FEFFER	5,999,454	12.50%	4,866,680	11.93%	10,866,134	12.24%
OTHER	3	0.00%	3,029,111	7.43%	3,029,114	3.40%
TOTAL	**48,000,000**	**100.00%**	**40,800,000**	**100.00%**	**88,800,000**	**100.00%**

COMPOSITION OF SHAREHOLDERS - IPLF HOLDING S.A
CAPITAL - R$ 180.072.518,00

Shareholders	Common	%	Preferred	%	Total	%
FANNY FEFER	49,519,915	27.50%	27	27.00%	49,519,942	27.50%
BETTY FEFFER	40,516,201	22.50%	22	22.00%	40,516,223	22.50%
DANIEL FEFFER	22,509,029	12.50%	12	12.00%	22,509,041	12.50%
DAVID FEFFER	22,509,029	12.50%	12	12.00%	22,509,041	12.50%
JORGE FEFFER	22,509,029	12.50%	12	12.00%	22,509,041	12.50%
RUBEN FEFFER	22,509,029	12.50%	12	12.00%	22,509,041	12.50%
OTHER	186	0.00%	3	3.00%	189	0.00%
TOTAL	**180,072,418**	**100.00%**	**100**	**100.00%**	**180,072,518**	**100.00%**

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION (Continued)
(UNAUDITED AND NOT REVIEWED)

COMPOSITION OF SHAREHOLDERS - BANCO NACIONAL DO DESENVOLVIMENTO ECONÔMICO E SOCIAL Participações- BNDESpar

Shareholders	Common	%	Preferred	%	Total	%
BNDES	1	100.00%	-	0.00%	1	100.00%
TOTAL	**1**	**100.00%**	**-**	**0.00%**	**1**	**100.00%**

COMPOSITION OF SHAREHOLDERS – BANCO NACIONAL DO DESENVOLVIMENTO ECONÔMICO E SOCIAL – BNDES

Shareholders	Common	%	Preferred	%	Total	%
BRAZILIAN GOVERNMENT	6,273,711,452	100.00%	-	0.00%	6,273,711,452	100.00%
TOTAL	**6,273,711,452**	**100.00%**	**-**	**0.00%**	**6,273,711,452**	**100.00%**

In accordance with Corporative Governance Practices (Level 1), we are presenting the quantity and characteristics of the shares that directly or indirectly pertain to the controlling company, executive board and members of Audit Committee, at September 30, 2004:

COMPOSITION OF SHAREHOLDERS - SUZANO BAHIA SUL DE PAPEL E CELULOSE S/A
CAPITAL - R$ 1.477.963.325,62

Shareholders	Common	%	Preferred	%	Total	%
COMPANY*	102,374,458	100.00%	81,561,930	44.59%	183,936,388	64.48%
TREASURY SHARES	-	-	1,358,419	0.74%	1,358,419	0.48%
BORD OF DIRECTORS	-	-	27,790	0.02%	27,790	0.01%
EXECUTIVE BOARD	-	-	105,237	0.05%	105,237	0.04%
AUDIT COMMITTEE	-	-	11,362	0.01%	11,362	0.00%
MANAGEMENT BOARD	-	-	9,506	0.01%	9,506	0.00%
OTHER SHAREHOLDERS	-	-	99,828,471		99,828,471	34.99%
TOTAL	**102,374,458**	**100.00%**	**182,902,715**	**45.42%**	**285,277,173**	**100.00%**

* Including BNDES participation

In accordance with Corporative Governance Practices (Level 1), we are presenting the outstanding shares and the corresponding percentage compared to the total issued shares at September 30, 2004:

COMPOSITION OF SHAREHOLDERS - SUZANO BAHIA SUL PAPEL E CELULOSE S/A
CAPITAL - R$ 1.477.963.325,62

Shareholders	Common	%	Preferred	%	Total	%
SUZANO HOLDING S.A	94,364,159	92.18%	44,419	0.02%	94,408.578	33.09%
IPLF HOLDING S/A	8,000,000	7.81%			8,000,000	2.80%
BNDES PARTICIPAÇÕES S.A	-	-	32,590,141	17.82%	32,590,141	11.42%
TREASURY SHARES	-	-	1,358,419	0.74%	1,358,419	0.48%
OTHER SHARERHOLDERS	10,299	0.01%	48,927,370	26.75%	48,937,669	17.15%
OUTSTANDING SHARE	-	-	99,982,366	54.67%	99,982,366	35.06%
TOTAL	**102,374,458**	**100.00%**	**182,902,715**	**100.00%**	**285,277,173**	**100.00%**

Because of the downstream merger and the grouping happened at August 8, 2004, the information presented is based on Company's estimate and shareholders position of June 30, 2004, for each Company individually (Cia. Suzano e Bahia Sul)

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

CNPJ: 16.404.287/0001-55

NIRE Nº 29.300.016.331

PUBLICLY HELD COMPANY

MINUTES OF MEETING OF THE BOARD OF DIRECTORS HELD ON 22 JULY 2004

Date and time: 22 July 2004, at 10 a.m.

Place: Avenida Brigadeiro Faria Lima, 1355, 9th Floor - São Paulo, São Paulo State, Brazil.

Convocation: In accordance with the Bylaws.

Present: The Members of the Board identified at the end of these Minutes, representing the majority of the Sitting Members of the Board of Directors of Suzano Bahia Sul Papel e Celulose S.A. ("the Company").

Officers of the Meeting: David Feffer, Chairman; Luiz Cesar Pizzotti, Secretary.

Decisions:

The Board Members present unanimously approved the 3rd (Third) Public Issue of Non-Convertible Nominal Book-Entry Debentures in Two Series Without Guarantee or Preference ("the Debentures"), in the total amount of R$ 500,000,000.00 (five hundred million Reais) ("the Issue"), on the following conditions:

1. CHARACTERISTICS OF THE ISSUE

1.1. Number of the Issue, series and number of securities

1.1.1. The Issue shall be the 3rd (third) public issue of Debentures by the Company, in 2 (two) series.

1.1.2. 500,000 (five hundred thousand) Debentures shall be issued, of which 333,000 (three hundred and thirty thousand) for the First Series of the Issue ("First Series Debentures") and 167,000 (one hundred and sixty seven thousand) being the Second Series of the Issue ("Second Series Debentures").

1.1.3. The total quantity of First Series Debentures may, at the Company's option, be increased by up to 20% (twenty percent) from its initial number, on terms and under a regime of placement to be agreed with the financial institutions which are intermediaries in the Issue.

1.2. Amount of the Issue

The total amount of the Issue shall be R$ 500,000,000.00 (five hundred million Reais), on the Issue Date, as defined below, being made up of R$ 333,000,000.00 (three hundred and thirty three million Reais) for the First Series and R$ 167,000,000.00 (one hundred and sixty seven million Reais) for the Second Series.

1.3. Partial Distribution

There shall be no partial distribution of the Debentures, since they will be placed under the regime of firm guarantee.

1.4. Limit of the Issue

The Issue obeys the limits laid down by Article 60 of Law 6404 of 15 December 1976 ("Law 6404/76"), since the Company's paid-up capital on this date is R$ 1,477,963,325.62 (one billion, four hundred and seventy seven million, nine hundred and sixty three thousand, three hundred and twenty five Reais and sixty two centavos), and the total amount of the Issue, on the Issue Date, as defined below, is R$ 500,000,000.00 (five hundred million Reais).

1.5 Placement, procedure and trading of the Debentures

1.5.1. The Debentures shall be the subject of public distribution, under the regime of firm guarantee, through the intermediation of financial institutions which are part of the Securities Distribution System, for placement, in the primary market, through (i) the Securities Distribution System ("SDT"), administered by the National Association of Financial Market Institutions ("ANDIMA") and operated by the Securities Custody and Settlement Center ("CETIP"), and (ii) the BOVESPA FIX Trading System ("BOVESPA FIX"), of the São Paulo Stock Exchange ("BOVESPA"), operated by the Brazilian Settlement and Custody Company ("CBLC") and, also, for trading in the secondary market, through the National Debentures System ("SND"), administered by ANDIMA and operated by CETIP, and the BOVESPAFIX Trading System, of BOVESPA , operated by CBLC. The intermediary institutions, with express approval of the Company, shall organize the distribution plan, which shall take into account their relationships with clients and other considerations of a commercial or strategic nature, as provided for by Article 33, § 3, of CVM Instruction 400 of 29 December 2003 ("CVM Instruction 400/03"), and reserve orders shall be permitted, under Article 45 of CVM Instruction 400/03 ("Reserve Orders"). The collection of investment intentions, under Article 44 of CVM Instruction 400/03 ("Bookbuilding") shall also be permitted.

1.5.2. The public distribution of the Debentures in the primary market shall begin only after the concession of registry of the public distribution by the CVM and publication of the announcement of start of distribution and after the final prospectus has been made available to investors, in accordance with CVM Instruction 400/03.

2. CHARACTERISTICS OF THE DEBENTURES

2.1. Issue Date, form of subscription and payment period

2.1.1. For all the purposes of law, the Date of Issue of the Debentures shall be 1 April 2004 ("the Issue Date").

2.1.2. The First Series Debentures shall be subscribed for their Nominal Value updated as specified in item 2.4.1 below, plus the respective Remuneration, calculated *pro rata temporis*, from the Issue Date to the date of their being paid, adjusted for premium or discount, as the case may be, based on the result ascertained in the bookbuilding.

2.1.3. The Second Series Debentures shall be subscribed for their Nominal Value updated in accordance with item 2.4.2 below, plus the respective Remuneration (as defined below), calculated *pro rata temporis*, from the Issue Date to the date of actual payment.

2.1.4. The Debentures shall be paid at sight, simultaneously with the act of subscription, in Brazilian currency.

2.2. Nominal unit value of the Debentures, convertibility, type and form

The Debentures shall be simple – not convertible into shares – of the type without guarantee, nor preference, and shall have nominal unit value ("Nominal Value") of R$ 1,000.00 (one thousand Reais), and shall be issued in nominal, book-entry form.

2.3. Tenor and maturity

The tenor of the Debentures is 10 (ten) years, from the Issue Date. Hence they mature on 1 April 2014 ("the Maturity Date"), on which date the Company undertakes to pay those Debentures which are still in circulation, for their Nominal Value updated in the form of item 2.4 below, as the case may be, plus the Remuneration referred to in item 2.5 below, as the case may be, calculated *pro rata temporis*, from the Issue Date or the last Date of Payment of Remuneration, as defined below, up to the date of actual payment.

2.4 Monetary updating

2.4.1. Monetary updating of the First Series Debentures

The Nominal Value of the First Series Debentures shall be adjusted in monetary value by the variation in the General Price Index – Market ("IGP-M"), calculated and published by the Getúlio Vargas Foundation ("FGV"), as from the Issue Date, calculated *pro rata temporis*, by business days, the proceeds of the updating being automatically incorporated into the Nominal Value of the First Series Debentures.

2.4.2. Monetary updating of the Second Series Debentures

The Nominal Value of the Second Series Debentures shall be adjusted for the factor of variation of the closing sell price for exchange of Reais for United States dollars made available by the Brazilian Central Bank Information System ("Sisbacen"), transaction type PTAX-800, option 5, quotes for accounting, currency 220, free market ("the Exchange Rate"), calculated from the date of beginning of the respective Second Series Debentures Interest Payment Period to the Second Series Debentures Remuneration Payment Date, using the Exchange Rate of the business day immediately prior to the date of beginning of the respective Second Series Debentures Interest Payment Period and of the business day immediately prior to the Second Series Debentures Remuneration Payment Date for the respective period, as defined below.

2.5. Remuneration of the Debentures ("Remuneration")

2.5.1. Remuneration of the First Series Debentures

2.5.1.1. The First Series Debentures shall be entitled to remuneration interest corresponding to a fixed rate of 8% (eight percent) per year, on the 252-business-day basis, applied to the Nominal Value updated as provided for in the Issue Deed, and calculated in cumulative exponential form by

business days based on a year of 252 (two hundred and fifty two) business days, from the Date of Issue or the last Date of Payment of Remuneration of the First Series Debentures, up to the date of their maturity.

2.5.1.2. The Remuneration of the First Series Debentures shall be paid annually, starting from the Issue Date, on the first business day of the month of April of each year (each date of payment of the Remuneration of the First Series Debentures being referred to as a "First Series Debenture Remuneration Payment Date").

2.5.1.3. The period of payment of the Remuneration of the First Series Debentures ("the First Series Debentures Interest Payment Period") is, for the first period of payment of interest on the Debentures of the first series, the interval of time starting on, and including, the issue Date, and finishing on the day immediately prior to the First Series Debentures Remuneration Payment Date, inclusive, and for the other First Series Debentures Interest Payment Periods, the interval of time which begins on (and includes) the First Series Debenture Remuneration Payment Date and ends on the day immediately prior to the subsequent First Series Debenture Remuneration Payment Date, inclusive.

2.5.1.4. Each First Series Debenture Interest Payment Period succeeds the previous one with no interruption, up to the Maturity Date.

2.5.2. Remuneration of the Second Series Debentures

2.5.2.1. The Second Series Debentures shall have the right to remuneration interest, as from the Issue Date, of 10.38% (ten point three eight percent) per year, base 365 days, calculated exponentially pro rata temporis, on calendar days, applying to the Nominal Value updated in the form provided in the Issue Deed ("Second Series Debenture Remuneration").

2.5.2.2. Remuneration of the Second Series Debentures

2.5.2.3. The Remuneration of the Second Series Debentures shall be paid semi-annually, from the Issue Date (each date of payment of the remuneration of the Second Series Debentures being referred to as a "Second Series Debenture Remuneration Payment Date").

2.5.2.4. The Period of Payment of the Remuneration of the Second Series Debentures ("the Second Series Debentures Interest Payment Period") is, for the first Second Series Debenture Interest Payment Period, the interval of time which begins on the Issue Date, inclusive, and terminates on the day immediately prior to the first Second Series Debenture Remuneration Payment Date, inclusive, and, for the other Second Series Debenture Interest Payment Periods, the interval of time which begins on a Second Series Debenture Remuneration Payment Date, inclusive and terminates on the day immediately prior to the subsequent Second Series Debentures Remuneration Payment Date, inclusive.

2.5.2.4. Each Second Series Debentures Interest Payment Period succeeds the previous one without interruption, up to the Maturity Date.

2.6. Amortization

The Debentures shall be amortized in a single installment, on the Maturity Date, that is to say, on 1 April 2014.

2.7. Renegotiation

There shall be no renegotiation of the Debentures.

2.8. Optional Acquisition

The Company may, at any time, acquire the Debentures in circulation, for a price not superior to the updated Nominal Value, plus the Remuneration applicable up to the date of acquisition, calculated *pro rata temporis*, from the Issue Date or the most recent Remuneration Payment Date, subject to the terms of Article 55, § 2, of Law 6404/76. The Debentures which are the subject of optional acquisition may be cancelled, may remain in treasury or may be newly placed in the market.

2.9. Obligatory redemption by the Company

2.9.1. Obligatory redemption of the First Series Debentures

2.9.1.1. The Company must redeem the totality of the First Series Debentures in circulation, in the manner defined in the Issue Deed, within 30 (thirty) calendar days from the date of holding of the respective General Meeting of Debenture Holders, for the Nominal Value updated in the form provided for above, using the latest IGP-M officially disclosed, plus the First Series Debenture Remuneration due up to the date of the actual redemption, calculated *pro rata temporis*, starting from the Issue Date or the most recent First Series Debenture Remuneration Payment Date, whichever is later.

2.9.2. Obligatory redemption of the Second Series

2.9.2.1. The Company must redeem the totality of the Second Series Debentures in circulation, in the manner defined in the Issue Deed within 30 (thirty) calendar days from the date of holding of the respective General Assembly of Debenture Holders, for the Nominal Value updated in the form described above, plus the Second Series Debenture remuneration, as defined above, due up to the date of the actual redemption, calculated *pro rata temporis*, from the Issue Date or the most recent Second Series Debenture Remuneration Payment Date, whichever shall be later, using the same mechanism described in item 2.5.2 above, plus any other amounts which may be payable by the Company under the Issue Deed.

2.10. Early Maturity

The Fiduciary Agent may declare all the obligations contained in the Issue Deed to be subject to early maturity, in the event of occurrence of certain events therein described.

2.11. Payment in the event of early maturity

In the event of early maturity of the First Series Debentures, the Second Series Debentures or both, under item 2.10 above, the Company undertakes to effect the payment of the Nominal Value updated in accordance with item 2.4, as the case may be, plus the remuneration referred to in items 2.5.1 and 2.5.2 above, as the case may be, calculated *pro rata temporis*, from the Issue Date or the most recent Remuneration Payment Date, up to the date of its effective payment, and of any other amounts which may be payable by the Company under the Issue Deed, in up to 2 (two) business days from the date of receipt of notice to this effect to be sent by the Fiduciary Agent to the

Company through letter with written confirmation of receipt at the address contained in the Issue Deed on penalty of, further, being obliged to pay the delay charges provided for in the Issue Deed.

Also in relation to the agenda, the Members of the Board decided: to delegate powers to the Executive Officers to take all the measures necessary for making the Issue effective, included but not limited to: (i) contracting of the Coordinating Banks, the Representative Bank, the Debenture Recording Bank and the Fiduciary Agent; (ii) contracting of the entities in an organized over-the-counter market, securities exchange and other institutions which are necessary to the implementation of the Issue; and, also (iii) practice of all the other acts and things necessary to the formalization, effecting and administration of the decisions of this meeting. The Executive Officers shall also be authorized, including but not by way of limitation, to sign or amend the relevant Debenture Issue Deed, and the other related contracts and instruments, and also to ratify all the acts until then practiced in relation to the transaction herein referred to. There being no further business, the meeting was closed, and these minutes written, read, agreed to and signed by those present. São Paulo, 22 July 2004. David Feffer – Chairman of the Meeting. Luiz Cesar Pizzotti, Secretary of the Meeting. Members of the Board of Directors: David Feffer; Daniel Feffer; Boris Tabacof; Augusto Esteves de Lima Junior; Claudio Thomaz Lobo Sonder; Antonio de Souza Corrêa Meyer; Jorge Feffer and Oscar de Paula Bernardes Neto.

This is a true copy of the original written in the book kept by the Company for the purpose

Luiz Cesar Pizzotti
Secretary

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held company
CNPJ/MF nº 16.404.287/0001-55
NIRE 29.300.016.331

MINUTES OF MEETING OF THE BOARD OF DIRECTORS

The Board of Directors of Suzano Bahia Sul Papel e Celulose S.A. met on 1 July 2004, at 4 pm, at the company's office at Av. Brigadeiro Faria Lima, 1355 – 8th floor, São Paulo, São Paulo state. The undersigned members of the Board were present. Mr. David Feffer assumed the chairmanship of the meeting and invited me, Fábio Eduardo de Pieri Spina, to be the Secretary of the meeting. The chairman proceeded to explain that the purpose of this meeting was to decide on the election of 1 (one) member to the board. The matter having been discussed and voted, the Board of Directors, by unanimous vote of those present, elected to membership of the Board, with term of office to expire at the Meeting of the Board of Directors which will take place immediately after the Ordinary General Meeting of 2005, as director with responsibility for the Industrial Area, Suzano and Rio Verde Units, Mr. José Marcos Vettorato (CPF/MF nº 371.175.808-87 – identity card RG nº 4.776.603-7/SSP), Brazilian, married, company manager, domiciled and resident in Mogi das Cruzes, São Paulo State, at Rua Doutor Milton Pereira nº 45 – CEP 08790-400, it being recorded that he is not subject to any of the impediments specified by law. There being no further business, the meeting was closed, and these minutes were prepared, read and agreed to, and are hereunder signed by those present. São Paulo, 1 July 2004. David Feffer – Chairman of the Meeting. Fábio Eduardo de Pieri Spina – Secretary. The members of the Board of Directors: David Feffer; Daniel Feffer; Boris Tabacof; Augusto Esteves de Lima Junior; Claudio Thomaz Lobo Sonder; Antonio de Souza Corrêa Meyer; Jorge Feffer and Oscar de Paula Bernardes Neto.

This is a true copy of the original written in the book maintained for the purpose.

Fábio Eduardo de Pieri Spina
Secretary

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held company
CNPJ nº 16.404.287/0001-55
N.I.R.E. nº 29.300.016.331
Minutes of Extraordinary General Meeting of Stockholders

DATE: 15 September 2004. **TIME:** 2:30pm. **PLACE:** Head Office, at Av. Tancredo Neves Nº 274, Centro Empresarial Iguatemi II, Bloco B, Sala 121, Salvador, Bahia.

PRESENT: Stockholders representing more than two-thirds of the registered capital holding voting rights, and also holders of preferred shares without the right to vote.

OFFICERS OF THE MEETING: Rogério Ziviani, Chairman; Luiz Cesar Pizzotti, Secretary.

DOCUMENTS READ, AND PUBLICATIONS:

1. Convocation announcements: *Official Gazette* of the State of Bahia (28 and 31 August, and 1 September), *Gazeta Mercantil* (30 and 31 August, and 1 September), and *A Tarde* (28, 30 and 31 August).
2. Proposal by the Executive Officers to change Clause 13, and line (d) of Clause 31, and to insert an additional, third, paragraph in Clause 24, of the Company's Bylaws.

DECISIONS UNANIMOUSLY TAKEN BY THOSE PRESENT:

a) Approval of a change to Clause 13 of the Bylaws, to read as follows:
"**Clause 13:** The General Meeting of Stockholders shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, or by the Superintendent Director, and the stockholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The General Meeting of Stockholders may also be declared to be in session by the Investor Relations Director."

b) Approval of a change to item "d" of Clause 31 of the Bylaws, to read as follows:
"d) Any balance shall be allocated in such a way as the Executive Officers propose and the Board of Directors recommends, and the General Meeting of Stockholders approves, and up to 90% (ninety percent) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed 80% (eighty percent) of the registered capital. The remainder shall be allocated to the Special Reserve Under the Bylaws for the purpose of guaranteeing continuity of semi-annual distribution of dividends, until such reserve reaches 20% (twenty percent) of the registered capital."

c) Approval of insertion of a third paragraph in Clause 24, to read as follows:
"§ Three - Having previously received the opinion of the Management Committee on the subject, the Board of Directors may, in a meeting, appoint, with the title on Joint Director, persons to direct or manage sectors or areas, and such procedure shall not result in delegation of powers which either by law or by these Bylaws are particular powers of the elected Directors, nor shall it attribute to them membership of any corporate body established by the Bylaws."

As a consequence, the consolidated text of the Bylaws of the Company, including the above alterations, duly initialed by the officers of the meeting, becomes part of these minutes as Appendix I.

The preparation of these minutes in the form of a summary of the facts, and publication in accordance with Paragraph 2 of Section 130 of the Corporate Law, is authorized.

These minutes were read, approved, and signed by those present. Salvador, 15 September 2004. Rogério Ziviani, Chairman of the Meeting. Luiz Cesar Pizzotti, Secretary.
The Stockholders:

p.p. SUZANO HOLDING S.A.
Luiz Cesar Pizzotti

p.p. IPLF HOLDING S.A.
Luiz Cesar Pizzotti

LUIZ CESAR PIZZOTTI

ROGÉRIO ZIVIANI

Appendix I

CONSOLIDATED BYLAWS

OF
SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

CHAPTER I

Name, head office, term of duration, objects

Clause 1 **BAHIA SUL CELULOSE S.A.** is a Brazilian corporation with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Clause 2 The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Clause 3 The Company shall have indeterminate duration.

Clause 4 The objects of the Company are:

a) manufacture, trade, importation and exportation of pulp, paper and other products originated from the transformation of forest materials, including their recycling, and products related to the printing sector;
b) formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specialized in forest cultivation and management;
c) provision of services, and importation, exportation and commercial operation of goods related to the company's objects;
d) transportation, by itself or by third parties;
e) participation as a partner or holder of shares in any other company or undertaking; and
f) operation of port terminals.

CHAPTER II

Registered capital and shares

Clause 5 The subscribed registered capital is R$ 1,477,963,325.62 (one billion four hundred and seventy seven million nine hundred and sixty three thousand three hundred and twenty-five Reais and sixty-two centavos), divided into 285,277,173 (two hundred and eighty five million, two hundred and seventy seven thousand, one hundred and seventy three) shares without par value, of which 102,374,458 (one hundred and two million, three hundred and seventy four thousand, four hundred and fifty eight) are nominal common shares, 181,531,176 (one hundred

eighty one million, five hundred thirty one thousand, one hundred and seventy six) are class A book-entry preferred shares, and 1,371,539 (one million, three hundred and seventy one thousand, five hundred and thirty nine) are class B book-entry preferred shares.

§ One - The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of 198,959,525 (one hundred and ninety eight million, nine hundred fifty nine thousand, five hundred twenty five) class A preferred shares and 5,788,776 (five million seven hundred eighty eight thousand seven hundred seventy six) class B preferred shares, all exclusively book-entry type.

§ Two - In decisions on the issuance of preferred shares, the Board of Directors shall indicate the number, type and class of shares to be issued, price and conditions of the issue, whether the form of paying-in of subscription shall be at sight or for later payment, and in the latter case the minimum to be paid on subscription and the period and conditions for payment of the balance.

§ Three - In the event of an increase in capital, stockholders shall have the right of preference in subscription of the shares to be issued, in proportion to the number and type of shares that they hold, for a period of 30 (thirty) calendar days from the publication of the respective notice to stockholders.

§ Four - The Board of Directors may exclude the preference right for existing stockholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation

Clause 6 The class B preferred shares shall be reserved for subscription with FINOR tax incentive instruments.

§ One- Services of custody and transfer of ownership of book-entry shares shall be provided free of charge to FINOR – Fundo de Investimentos do Nordeste – for shares subscribed by it.

§ Two - Shares subscribed by Fundo de Investimentos do Nordeste – FINOR shall be paid by deposits of the corresponding quantity in a linked account with Banco do Nordeste do Brasil S.A. in the name of the Company, the release of the funds to take place after presentation of the proof of filing with the Commercial Board of the State and, according to the law, the Minutes of the Board of Directors which made the respective decision.

§ Three - The Class B preferred shares shall not be transferable until the date of issue of the Certificate of Project Completion by the competent Development Agency.

Clause 7 Holders of class A preferred shares shall have the following benefits:

a) priority in reimbursement of capital, in the event of liquidation of the Company;
b) full sharing in the results of the Company, subject to the terms of item "c" below;
c) dividend, per preferred share, at least 10% (ten percent) greater than the dividend attributed to each common share;
c) participation, on equal conditions with the common shares, in distribution of profits in the form of bonus in cash or in any other form, and also in the capitalization of any type of reserve, including a reserve relating to revaluation of assets, subject to item "c" above.

Sole sub-paragraph: The class A preferred shares shall not carry the right to vote, other than in circumstances in which the law gives them this right.

Clause 8 Holders of Class B preferred shares shall have the following benefits:

a) priority in distribution of a minimum dividend of 6% (six per cent) per year, calculated on that part of the registered capital made up of this type of class of shares;
b) dividend, per preferred share, at least 10% (ten percent) greater than the dividend attributed to each common share;
c) the right to a dividend equal to that of the common shares, using the preferential dividend for this comparison, and subject to the terms of item "b" above;
d) priority in the reimbursement of capital in the event of liquidation of the Company;
e) participation, on equal conditions with the common shares, in distribution of profits in the form of bonus in cash or in any other form, and also in the capitalization of any type of reserve, including a reserve relating to revaluation of assets, subject to item "b" above;
f) full participation in the results of the Company, in such a way that no other type or class of share shall have superior ownership advantages in relation to the company's equity.

§ One - The class B preferred shares shall not carry the right to vote.

§ Two - The class B preferred shares shall acquire the right to vote if the minimum dividends to which they have the right are not paid in three consecutive business years, and they shall maintain this right until the respective payment.

§ Three - In the event of an increase in capital the class B preferred shares shall not have right of preference for subscription of the new shares as long as they are held in the name of FINOR.

§ Four - There shall be no preference right for subscription of securities issued under the special law for tax incentives.

Clause 9 The Company has the right, by decision of its General Meeting of Stockholders, to create new classes of preferred shares, or increase the quantity of preferred shares of existing classes, without maintaining their proportion in relation to the other shares,

provided that the total number of preferred shares without the right to vote does not exceed 2/3 (two-thirds) of the registered capital. Preferred shares may also be created or increased in number to comply with a request of stockholders under Clause 10 of these Bylaws.

§ One - Decisions on the increase of registered capital shall indicate, in relation to the shares to be issued, how the first subsequent dividend to which the new shares are entitled shall be calculated.

§ Two - In the event of increase in capital by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity, type and class of shares as those existing at the moment prior to the increase, and the rights attributed to each type and class of shares issued by the Company must be fully obeyed.

Clause 10 Stockholders may at any time request conversion of all or part of their holdings of common shares into preferred shares. This will result in each common share being converted purely and simply into one preferred share, subject to the maximum limit set by the previous Clause.

Clause 11 Any stockholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of 12% per year and a penalty payment of 10% on the amount of the outstanding balance of the call.

CHAPTER III

The General Meeting of Stockholders

Clause 12 The General Meeting of Stockholders shall be convened, ordinarily, in one of the 4 (four) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Clause 13 The General Meeting of Stockholders shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, or by the Superintendent Director, and the stockholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The General Meeting of Stockholders may also be declared to be in session by the Investor Relations Director.

CHAPTER IV

Management of the Company

Clause 14 The following are the Company's management bodies:

a) the Board of Directors: and
b) the Executive Officers.

Clause 15 The Board of Directors is a committee decision body, and representation of the Company is a private right of the Directors.

Sole sub-paragraph: The term of office of the members of the Board of Directors and of the Executive Officers shall be 1 (one) year, but shall extend until new appointed members have been sworn in. Members may be reelected.

Clause 16 The Ordinary General Meeting of Stockholders shall, annually, set the global amount of remuneration of the Board of Directors and the Executive Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Executive Officers.

Sole sub-paragraph: Starting with the Ordinary General Meeting of the year 2005, inclusive, holders of preferred shares representing at least 10% (ten percent) of the capital stock shall be entitled to elect, and remove, one member of the Board of Directors, voting separately in the General Meeting and excluding from such vote the controlling shareholders, in accordance with Section 141, Paragraph 4, sub-item II, of the Corporate Law, as amended by Law 10303 of 31 October 2001 with reduction of the original period stipulated in Section 8, Paragraph 4 of the same law from 2006 to 2005.

SECTION 1 – THE EXECUTIVE OFFICERS

Clause 17 The Board of Directors shall be made up of between 5 (five) and 9 (nine) members, all stockholders, resident in or outside Brazil, elected by the General Meeting of Stockholders, who shall appoint a Chairman and up to 2 (two) Vice-Chairmen from among them.

Clause 18 The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Superintendent Director, with a minimum of 2 (two) days' notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first convocation is at least 2/3 (two-thirds) of its members and, on second convocation, the majority of its members. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One - Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the 3 (three) days following meetings of this type, deliver to the head office, or send by fax, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding

minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two - All members of the Board of Directors have the right to be represented by one of their peers in the meetings of the Board of Directors, whether for formation of a quorum, or for voting, and have the option to indicate their vote to the party who is to represent them, or not to do so. This representation ceases simultaneously with the closing of the meeting of the Board of Directors.

§ Three - Similarly, votes shall be valid if made by letter, telegram, e-mail or fax, when received by the Chairman of the Board of Directors or his substitute, up to the moment of the meeting.

§ Four - The Chairman of the Board of Directors may invite any of the members of the Committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, and also any other executive of the Company, or the representative of the Company's external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five - The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

Clause 19 The following shall be the attributes of the Board of Directors:

a) to fix the general orientation of the Company's business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;
b) to elect, evaluate or dismiss Executive Officers, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws;
c) to inspect the management as effected by the Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or about to be signed, and any other acts;
d) to decide on issuance of preferred shares, in accordance with the first to fourth paragraphs of Clause 5 (five) of these Bylaws;
e) to state an opinion on the management report and accounts of the Executive Officers;
f) to choose, and to dismiss, the Independent Auditors, subject to the right of veto provided for by law;
g) to set the accounting criteria and practices;
h) to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

i) to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets, which shall be prepared by the Executive Officers;
j) to monitor and evaluate the economic and financial performance of the Company;
k) to state opinions on any proposals or recommendations made by the Executive Officers to the General Meeting of Stockholders;
l) to decide on the grant, or not as the case may be, of the right of preference to existing stockholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in Section 172 of Law 6404/76;
m) subject to the terms of line "l" above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;
n) to authorize initial or subsequent participation of the Company as a partner, stockholder or member of a consortium, in another company or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company's transactions, or disposal in any manner or form of any stockholding or interest which is part of the Company's assets;
o) to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;
p) to appoint the Investor Relations Director;
q) to authorize the Executive Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the Commercial Board of the State of Bahia:
    q.1) to sell, place a charge on, or acquire, goods of any type related to the Company's fixed assets;
    q.2) to give a real guarantee of any nature, or to give a chattel mortgage;
    q.3) to agree asset or liability financial transactions, including those known as "vendor" transactions, in which the Company is a guarantor for its clients;
    q.4) to sign any other contracts in accordance with defined limits of authority in relation to amounts;
    q.5) to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws provided that such acts are legally within its competence;
r) to decide on the establishment of a Consultative Council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body; and
s) to create other Committees of the Board of Directors, whenever it deems this to be desirable, subject to the terms of Clause 21 below.

Clause 20 For the purposes of: (i) increasing interaction and cooperation between the Executive Officers and the Board of Directors; (ii) providing deep analysis of material strategic matters, ensuring that there is adequate information and maximum quality and efficiency in the process of decision-making by the Board of Directors; and (iii) meeting the requirements of the latest rules on corporate governance, the Committees of the Board of Directors are hereby created, and their function shall be to give opinions on matters within their areas of competence, in accordance with these Bylaws and the decisions of the Board of Directors.

§ One - Each Committee shall be made up of between 2 (two) and 9 (nine) people, who up may be members of the Board of Directors, appointed by that Board and having the same period of office as its members. The chairman of the Board of Directors shall appoint a coordinator for each Committee. The members of the Committees may be members of more than one Committee, if the Board of Directors so decides, and shall have the same legal duties and responsibilities as managers of a *sociedade anônima.* The Board of Directors may dismiss or replace the members of the Committees at any time. The Committees shall decide by the majority of their members, and the Coordinator shall have a casting vote when the Committee has an even number of members.

§ Two - The Committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the Committees and the expenses of the administrative support structure. When the Committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

§ Three - The Board of Directors shall make specific rules (internal regulations) for the work, competency and procedures of the Committees.

Clause 21 Without prejudice to the creation of other Committees by the Board of Directors, the following are now created:

a) *The Management Committee:* The Board of Directors shall specify its attributions, which shall include advising the Board of Directors in the fulfillment of its responsibilities in relation to the areas of finance and control, management of talents, remuneration, environment, safety, legal matters, new business, investments, relationship with the market, auditing, budgets, ethics and monitoring of results. This Committee shall give prior opinions when a decision of the Board of Directors relates to the matters referred to in the lines of Clause 19 (nineteen) of these Bylaws, except line (h).
b) *The Strategy Committee:* The Board of Directors shall specify its attributions, which shall include advising the Board of Directors in the fulfillment of its responsibilities in relation to the Company's long-term strategy. This Committee shall give prior opinions when a decision of the Board of Directors relates to the matters referred to in line "h" of Clause 19 (nineteen) of these Bylaws.

Clause 22 The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines "b", "c" and "d" below, at his exclusive option, of the respective Committees of the Board of Directors:

a) to represent the Board of Directors in dealings with other parties;
b) to suggest to the Board of Directors the general orientation of the Company's business to be transmitted to the Executive Officers;
c) to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors;
d) to accompany and give support to the activities of the Executive Officers and/or of any of its members.

Clause 23 In the event of impediment or temporary absence, the Chairman of the Board of Directors shall be substituted by one of the Vice-Chairmen of that body, and the person substituted shall appoint the substitute; and when this does not happen the

Board of Directors shall make such appointment. The same criterion shall be adopted when in similar cases any other member is replaced by one of his peers.

§ One - If a vacancy occurs on the Board of Directors, an Extraordinary General Meeting of Stockholders should be called, within no more than 20 (twenty) days, to decide on a replacement if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two - The substitutions provided for in this Clause shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II – THE EXECUTIVE OFFICERS

Clause 24 The Executive Officers shall be the Superintendent Director and between 4 (four) and 9 (nine) others, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be stockholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

§ One - The area of specific activity and competence of each of the Executive Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Two - The members of the Executive Officers are not permitted to give personal guarantees.

§ Three - Having previously received the opinion of the Management Committee on the matter, the Board of Directors may, in a meeting, appoint, with the title on Joint Director, persons to direct or manage sectors or areas, and such procedure shall not result in delegation of any powers that, either by law or by these Bylaws, are particular powers of the elected Directors, nor shall it attribute to them membership of any corporate body established by the Bylaws.

Clause 25 In the event of impediment or temporary absence of:

a) the Superintendent Director, his replacement shall be designated by the Chairman of the Board of Directors, from among the other members of the Board of Directors or of the Executive Officers;

b) any other Executive Officer, his replacement shall be appointed by the Superintendent Director, from among the other Executive Officers or from among the direct subordinates of, and on the recommendation of, the Executive Officer who is absent or subject to impediment, in which latter case the direct subordinate who is substituting the absent or impeded Executive Officer will take part in all the routine activities and will have all the duties of the said Executive Officer, including that of being present at meetings of the Executive Officers to instruct on the matters relating to the Executive Officer substituted, but shall not have the right to vote or to receive that Executive Officer's remuneration.

§ One - In the event of a seat on the Executive Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two - Subject to the terms of line "b" of the head paragraph of this Clause, substitutions made under this Clause shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Clause 26 The Executive Officers shall meet on convocation by the Superintendent Director, or by 2 (two) Executive Officers, with up to 2 (two) days' prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One - The meetings of the Executive Officers shall be valid when the majority of its members are present, including the Superintendent Director or his substitute.

§ Two - Decisions at all meetings of the Executive Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Superintendent Director shall have the casting vote.

§ Three - The Executive Officers may meet independently of the formality of convocation, when there is an urgent subject. For this meeting to be valid it is necessary that 2/3 (two-thirds) of the members of the Executive Officers be present or represented, and that the decision be taken unanimously.

Clause 27 The following shall be attributions of the Executive Officers:

a) to comply with the terms of these Bylaws, and the decisions of the General Meeting of Stockholders and of the Board of Directors, and cause them to be complied with;

b) to administer and manage the Company's business in accordance with the orientation established by the Board of Directors;

c) to produce monthly interim financial statements and deliver them to the Board of Directors;

d) to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

e) to propose to the Board of Directors the approval of the procedures referred to in Clauses 32 (thirty-two) and 33 (thirty-three) of these Bylaws;

f) to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial,

financial and human resources plans, to be submitted by the Superintendent Director to the Board of Directors;

g) to decide on the transactions indicated in lines "q.1" to "q.4" of Clause 19 (nineteen) of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors;

h) to inform the Management Committee in writing with a minimum of 5 (five) days' notice, whenever any General meetings of Stockholders, or Supervisory Board meetings, are called by any affiliated or subsidiary company, or by any project or undertaking in which the Company participates with an interest (and when there is no Supervisory Board, in any meeting of the Executive Officers or similar body), submitting proposals aiming to make clear the likely vote of the Company in such meetings;

i) to open and/or close branch offices or warehouses throughout the whole of Brazil;

j) to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company's business; and

k) to seek continuous improvement in the organizational climate and results.

Clause 28 In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two of its directors.

§ One - The Company may be represented by one Executive Officer and one person holding a power of attorney, by two persons holding powers of attorney or even by one person holding a power of attorney, provided that the power of attorney itself is given by two Executive Officers, one of them necessarily the Superintendent Director, and provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two - No powers may be subrogated under any power of attorney, except for the purposes of court proceedings, in which case subrogation shall be allowed with a Clause reserving equal powers for the delegating party.

§ Three - The Company may, subject to the terms of this Clause, be represented by a single Executive Officer:

a) in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company's account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

b) before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;

c) before the Labor Courts, the Public Attorneys' Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation;

d) in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four - Except for purposes of the Courts, and of representation of the Company in administrative disputes with government bodies and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to 30 June of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Clause 29 The following are attributions of the Superintendent Director:

a) without prejudice to the terms of Clause 28 (twenty-eight) above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

b) to represent the Company in its public and private relationships at high level;

c) to oversee all the Company's activities in conformity with the orientation established by the Board of Directors;

d) to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Executive Officers and the Board of Directors;

e) to submit to examination by the Executive Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

f) to stimulate good relations between the Executive Officers, the Committees and the Board of Directors, based on the interests of the Company;

g) to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company's activities and investments, discussing all the material aspects with him;

h) to propose to the Board of Directors:

h.1) setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.2) decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.3) acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests;

h.4) formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole sub-paragraph: Service of process on the Company shall be valid only when served on the Superintendent Director and one other Executive Officer.

CHAPTER V

The Audit Board

Clause 30 The Audit Board is a permanent body, and shall be made up of between 3 (three) and 5 (five) sitting members and an equal number of substitute members.

Sole sub-paragraph: In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

CHAPTER VI

Financial statements and allocation of net profit

Clause 31 The business year shall coincide with the calendar year, thus terminating on 31 December of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the General Meeting of Stockholders a proposal for allocation of the net profit for the business year, adjusted in the terms of Section 202 of the Corporate Law, subject to deductions, in the following order, in accordance with law:

a) a minimum of 5% (five percent) for the Legal Reserve Fund, until it reaches 20% (twenty percent) of the registered capital;

b) the amounts which must by law be allocated to Contingency Reserves;

c) the amount necessary for the payment of a dividend which, in each business year, represents 25% (twenty-five per cent) of the annual net profit adjusted in accordance with Section 202 of the Corporate Law. Dividends shall be declared with full observance of the rights, preferences, advantages and priorities of the existing shares, in accordance with law and with these Bylaws and, as the case may be, with resolutions of the General Meeting of Stockholders.

d) Any balance shall be allocated in such a way as the Executive Officers propose and the Board of Directors recommends, and the General Meeting of Stockholders approves, and up to 90% (ninety percent) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed 80% (eighty percent) of the registered capital. The remainder shall be allocated to the Special Reserve Under the Bylaws for the purpose of guaranteeing continuity of semi-annual distribution of dividends, until such reserve reaches 20% (twenty percent) of the registered capital.

§ One - As provided for in Section 197 of the Corporate Law and its sub-paragraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with these Bylaws or with Section 202 of that law, exceeds the realized portion of the net profit for the business year, the General Meeting of Stockholders may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two - Under Section 199 of the Corporate Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the General Meeting of Stockholders shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three - The General Meeting of Stockholders may allocate a participation in the profits to the members of the Board of Directors and the Executive Officers, in the circumstances and within the form and limits allowed by law.

Clause 32 On a proposal by the Executive Officers, approved by the Board of Directors, the Company may pay remuneration to the stockholders, as interest on their equity, up to the limit established by Section 9 of Law 9249 of 26 Dec 1995; and in accordance with sub-paragraph 7 of that Section any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Clause 33 Interim financial statements shall be prepared on the last day of June of each year, and the Executive Officers may:

a) declare a semi-annual dividend, on account of the annual dividend;
b) raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

c) declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual financial statements, on account of the annual dividend.

Clause 34 The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM (*Comissão de Valores Mobiliários*). Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of Paragraph 2 of Section 142 of the Corporate Law.

CHAPTER VII

Liquidation

Clause 35 The Company shall go into liquidation in the circumstances provided for by law, and the General Meeting of Stockholders shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

- o -

Salvador, 15 September 2004.

Rogério Ziviani
Chairman of the Meeting

Luiz Cesar Pizzotti
Secretary of the Meeting



SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
C.N.P.J.M.F. no. 16.404.287/0001-55
Publicly Held Company

NOTICE TO SHAREHOLDERS

The Company announces that, the Board of Directors, at a meeting held on September 20, 2004, approved the proposal for the payment of interest on equity. The Executive Officers fixed the payment date on September 30, 2004, in the amounts described below, with the taxation of fifteen percent (15%) of withholding income tax, according to current laws.

1 - INTEREST ON EQUITY

1.1. In the amount of R$ 50,336,749.14 corresponding to gross interest of:
- R$ 0.16664 per common stock,
- R$ 0.18330 per preferred stock class "A",
- R$ 0.18330 per preferred stock class "B".

1.2. The interest on equity will be assigned to the dividend value of the current fiscal year, for all corporate laws effects.

1.3. The entities with tax exemption must observe the current law, sending the tax exemption documentation until September 24, 2004, to the following address:
Suzano Bahia Sul Papel e Celulose S.A.
Gerência de Relações com Investidores
Av. Brigadeiro Faria Lima, 1355 – 7° andar – CEP 01452-919 – São Paulo – SP – Brazil
Tel: (55 11) 3037-9061 – e-mail: ronizuca@suzano.com.br

The outstanding stocks on September 21, 2004 shall have rights on interest on equity and shall be negotiated ex-right on September 22, 2004.

2 - INSTRUCTIONS REFERRING TO THE CREDIT OF THE INTEREST ON OWN CAPITAL

2.1. **Nominative Stocks:** The shareholders shall have their credits available in the beginning of the payment of this benefit, in the bank accounts informed to Banco Itaú S.A.

2.2. **Shareholders whose data is not up-to-date:** The interest on equity of shareholders whose registration data do not show either the taxpayer register ("CPF/CNPJ") or their credit options shall be paid after three (3) working days after either information is presented to Banco Itaú S.A.

2.3. At the same date, the amounts related to shareholders whose stocks are deposited at the stock exchanges, will be made available and will repass them to brokerage firms, so these companies shall credit those amounts to the shareholders.

2.4. **Addresses to attend the shareholders:** Branches of Banco Itaú S.A. specialized in shareholders attendance, in bank working hours.

São Paulo, September 20, 2004

Bernardo Szpigel
Financial and Investor Relations Director

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held company
CNPJ/MF nº 16.404.287/0001-55
NIRE 29.300.016.331

MINUTES OF MEETING OF THE BOARD OF DIRECTORS

The undersigned members of the Board of Directors of the Company met on 20 September 2004, at 2:30 p.m., in the office of Suzano Bahia Sul Papel e Celulose S.A., at Av. Brigadeiro Faria Lima 1355, 8th floor, in the city of São Paulo, São Paulo State. The Chairman of the Board, Mr. David Feffer, assumed the chairmanship of the meeting, and invited me – Fábio Eduardo de Pieri Spina – to be secretary of the meeting. He then explained that the purpose of the meeting was to consider a proposal from the Executive Officers of the company recommending, in accordance with Law 9249/95 and complementary legislation, the payment of Interest on Equity to stockholders in the gross amounts of R$ 0.16664 per common share, R$ 0.18330 per class A preferred share, and R$ 0.18330 per class B preferred share, resulting in a total before taxation of R$ 50,336,749.14 (fifty million three hundred and thirty-six thousand seven hundred and forty-nine Reais and 14 centavos), based on the results obtained in the first half of 2004. The income tax due on these amounts will be withheld at source, with the exception of payments to stockholders who are exempt. This amount will be calculated as part of the minimum obligatory dividend for the business year 2004, to be decided by the Ordinary General Meeting of Stockholders of 2005. The interest on equity referred to above will be paid on 30 September 2004, to stockholders of record on 21 September 2004, and the shares will trade without this benefit on and after 22 September 2004. The subject having been discussed and analyzed, the Board of Directors approved the proposal by unanimous vote of those present, and also authorized the Executive Officers to sign all the necessary documents. There being no further business, the meeting was closed and these minutes written, read, approved, and signed by those present. São Paulo, 20 September 2004.

David Feffer Chairman of the meeting	Fábio Eduardo de Pieri Spina Secretary of the meeting

The members of the Board of Directors:

David Feffer	Daniel Feffer
Boris Tabacof	Augusto Esteves de Lima Junior
Cláudio Thomaz Lobo Sonder	Antonio de Souza Corrêa Meyer
Jorge Feffer	Oscar de Paula Bernardes Neto



Associação Brasileira das Companhias Abertas



SUZANO
PAPEL E CELULOSE

SUZANO (SUZB5) is selected for the IBrX 50 Index on Bovespa

São Paulo, September 01, 2004. Suzano Bahia Sul Papel e Celulose S.A. – (Bovespa: SUZB5), one of the largest integrated producers of pulp and paper in Latin America, announced today that SUZB5 became one of the top 50 most liquid stocks on Bovespa, and was selected to compose the IBrX 50 Index.

In the final composition of this index for the September – December 2004 period, Suzano reached a participation of 0.5%.

Bernardo Szpigel, Suzano´s CFO, said: "This step confirms the commitment of our Management to develop the presence of the Company in the Capital Markets. This has been a well coordinated and structured process, which has assured the success of this strategy".

Among the main steps and accomplishments involved in this strategy, the following are highlighted: (i) the company´s listing on Level 1 of Corporate Governance on Bovespa; (ii) the public stock offering in November 2003, with sales efforts outside Brazil, that led to a strong increase in the free float and liquidity of the Company´s shares; (iii) the downstream merger of Companhia Suzano de Papel e Celulose into Bahia Sul Celulose S.A., which enabled the implementation of a capital markets strategy through a single Company, with greater operational and financial focus; (iv) the hiring of Ágora Senior Corretora de Valores, in April 2004, as SUZB5´s market maker, contributing to the goal of increasing liquidity.

The IBrX 50 is an index which measures the total return on a theoretical portfolio composed by 50 stocks selected among Bovespa's most actively traded securities in terms of liquidity, weighted according to their number of shares outstanding.

Suzano Bahia Sul Papel e Celulose is one of the largest fully integrated producers of pulp and paper in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard.

Investor Relations – 5511 3037 9061
Gustavo Poppe / César Romero / Fernando Mearim
www.suzano.com.br / ri@suzano.com.br

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Brazilian listed company with authorized capital
CNPJ/MF No. 16.404.287/0001-55
N.I.R.E. No. 29.300.016.331

CONVOCATION
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Stockholders are hereby called to an Extraordinary General Meeting to be held on 15 September 2004 at 14.30 pm in the company's head office at Avenida Tancredo Neves 274, Centro Empresarial Iguatemi II, Bloco B, Sala 121, Pituba, Salvador, Bahia, to decide on a proposal by the Executive Officers to make an amendment to Article 13 of line "d" of Article 31, and an addition to Paragraph 3 of Article 24, of the Company's Bylaws – to be followed by consolidation of the drafting to include the changes.

Salvador, 26 August 2004

David Feffer
Chairman of the Board of Directors



Suzano raises R$ 500 million in 10-year debentures

São Paulo, 19 August 2004: Today **Suzano Bahia Sul Papel e Celulose** (Bovespa: SUZB5), one of Latin America's largest integrated pulp and paper producers, announced the placement of R$ 500 million in two series of ten-year debentures. Fitch rated the issue AA– (bra). The Brazilian banks Itaú BBA, Bradesco and Banco Votorantim were lead managers of the placement.

The first series, one-third of the total, or R$ 167 million, was placed for remuneration in Reais equivalent to the variation in the US dollar exchange rate plus 10.38% p.a. This series was not offered to the market but taken up entirely by Banco Votorantim.

The second series, offered to the market, was placed by [26] local Brazilian institutions. There were no sales efforts outside Brazil. The transaction, with remuneration equivalent to the variation in the IGP-M inflation index plus 8% p.a., was priced with the international practice of offers of premium or discount to the issue price. The remuneration set by the bookbuilding process was [xx% p.a.], [xxx] basis points above the remuneration of equivalent-tenor Brazilian Treasury notes.

This was the first series to be offered by a consortium of brokers, focusing on retail investors. The face value of each debenture is R$ 1,000, to facilitate trading and liquidity in the secondary market for small investors. Placement with retail investors totaled R$[xx] million.

Suzano's Financial and Investor Relations Director said: "This transaction is another important step forward in the consolidation of Suzano's position in the capital markets. Investor's confidence in our company and the AA– (bra) rating are a proof that our business strategy is well-grounded, combining growth with financial solidity."

Suzano Bahia Sul Papel e Celulose is one of the largest fully integrated producers of pulp and paper in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held company
CNPJ/MF nº 16.404.287/0001-55
NIRE 29.300.016.331

MINUTES OF MEETING OF THE BOARD OF DIRECTORS

The Board of Directors of Suzano Bahia Sul Papel e Celulose S.A. met on 1 July 2004, at 4 pm, at the company's office at Av. Brigadeiro Faria Lima, 1355 – 8th floor, São Paulo, São Paulo state. The undersigned members of the Board were present. Mr. David Feffer assumed the chairmanship of the meeting and invited me, Fábio Eduardo de Pieri Spina, to be the Secretary of the meeting. The chairman proceeded to explain that the purpose of this meeting was to decide on the election of 1 (one) member to the board. The matter having been discussed and voted, the Board of Directors, by unanimous vote of those present, elected to membership of the Board, with term of office to expire at the Meeting of the Board of Directors which will take place immediately after the Ordinary General Meeting of 2005, as director with responsibility for the Industrial Area, Suzano and Rio Verde Units, Mr. José Marcos Vettorato (CPF/MF nº 371.175.808-87 – identity card RG nº 4.776.603-7/SSP), Brazilian, married, company manager, domiciled and resident in Mogi das Cruzes, São Paulo State, at Rua Doutor Milton Pereira nº 45 – CEP 08790-400, it being recorded that he is not subject to any of the impediments specified by law. There being no further business, the meeting was closed, and these minutes were prepared, read and agreed to, and are hereunder signed by those present. São Paulo, 1 July 2004. David Feffer – Chairman of the Meeting. Luiz Cesar Pizzotti – Secretary. The members of the Board of Directors: David Feffer; Daniel Feffer; Boris Tabacof; Augusto Esteves de Lima Junior; Claudio Thomaz Lobo Sonder; Antonio de Souza Corrêa Meyer; Jorge Feffer and Oscar de Paula Bernardes Neto.

This is a true copy of the original written in the book maintained for the purpose.

Fábio Eduardo de Pieri Spina
Secretary



SUZANO
PAPEL E CELULOSE

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

Announces Consolidated Results for 2nd quarter 2004

São Paulo, August 10, 2004. - Today **Suzano Bahia Sul de Papel e Celulose ("Suzano" or "the Company"** (Bovespa: SUZB5), one of Latin America's largest integrated pulp and paper producers, announced consolidated results for the second quarter of 2004 (2Q04). The operational and financial information below is based on consolidated figures in Reais, according to the Brazlian Corporate Law accounting method ("Brazilian GAAP"). The figures reflect the transaction in which *Companhia Suzano de Papel e Celulose ("Companhia Suzano")* was merged into *Bahia Sul Celulose S.A.* (*"Bahia Sul"*), and the resulting company was renamed **Suzano Bahia Sul Papel e Celulose S.A.** For the best possible comparison with accounting and financial information for periods prior to the merger, we use the consolidated data of Companhia Suzano for the previous periods – in which the figures of Bahia Sul were consolidated.

Highlights of 2Q04:

- **Following the approval at the Shareholders' Meetings of Bahia Sul and Companhia Suzano, on June 29 and 30 respectively, Companhia Suzano was merged into Bahia Sul. The resulting company was renamed Suzano Bahia Sul Papel e Celulose S.A.**
- **Comparisons in this press release are between the Company's results for 2Q04 and the consolidated results of *Companhia Suzano* in previous periods – which consolidated the results of Bahia Sul.**
- **As of August 05, 2004, the shares of the Company initiated trading on a consolidated basis, already considering the reverse split with the ratio of 18.2765:1 share. Please see a detailed description of the capital stock evolution in the annexes.**

In R$ million

Financial highlights	1Q04	2Q04	2Q03	1H04	1H03
Net sales	656.6	673.8	640.8	1,330.4	1,233.6
Net income	115.9	88.2	253.0	204.1	407.2
Ebitda*	252.9	254.1	256.4	507.0	525.7
Net income per share**	0.3091	0.4063	0.5407	0.7154	1.4275
Ebitda margin	38.5%	37.7%	40.0%	38.1%	42.6%
Net debt / annualized Ebitda*	1.63	1.78	1.59	1.79	1.55

- *Ebitda = Operating profit plus net financial expenses and net monetary & exchange variation minus depreciation and amortization
- **Pro forma, considering in the previous quarters, the shareholders base after the downstream merger.

www.suzano.com.br
ri@suzano.com.br

Investor Relations:
Gustavo Poppe - 55 11 3037.9062
Cesar Romero - 55 11 3037.9009
Fernando Mearim - 55 11 3037.9359

The world pulp & paper markets

After the price increase at the beginning of the year, international prices of eucalyptus pulp (CIF – Northern Europe) reached US$ 550 per ton in the 2Q04, in comparison with the average of US$ 510 per ton in 1Q04 and US$ 503 per ton in 2003. There was a reduction in the overall purchases by trading companies for the Chinese market, due to their inventory adjustments, without affecting the long-term structural trend of demand growth in that market.

World pulp producer inventories – according to PPPC – Pulp and Paper Products Council, totaled 3,442 thousand tons on June 30, 2004, which corresponded to 34 days of supply, a shipment-to-capacity rate of 96% and a production-to-capacity rate at the same level – 96%. Hardwood pulp inventories reached 1,602 thousand tons, equivalent to 38 days of supply, with shipment-to-capacity and production-to-capacity rates of 95%.

The strong demand for printing and writing paper in the North-American market, measured by the shipment-to-capacity rate of 99% and 93%, in the coated and uncoated woodfree segments, respectively, was one of the factors that contributed to the maintenance of an average price level of US$ 575 per ton of eucalyptus pulp during the 2Q04, and a price level of US$595 per ton in June 2004.

In the international market, during the 2Q04, the average spread between uncoated woodfree printing and writing paper (CIF – Northern Europe in reels) and eucalyptus pulp, was US$ 257 per ton, in line with the historical average of US$ 250 per ton.

The Brazilian paper market

In the 2Q04, the Brazilian paper market was positively influenced by the recovery of the domestic economy, evidenced by the growth of 10.1% in our sales volume in comparison with 1Q04 and of 13.7%, when compared to 2Q03.

Production

In the first half of 2004 we produced 612.3 thousand tons of market products, 5.0% more than the 583.3 thousand tons produced in the first half of 2003. This growth more than offset lower paperboard production volume, resulting from operational adjustments in the equipment. This level of production reflects the startup of the first phase of the expansion and modernization projects in the Suzano Mill, mainly the Q pulp project in December 2003. This project has now reached full capacity, exceeding initial expectations – and has become one of the worldwide benchmarks for the bleaching equipment supplier.

Programmed maintenance stoppages occurred in the second quarter, and thus also negatively affect comparisons of output volume in this quarter versus 1Q04 and 2Q03.

Net sales

Net sales in 2Q04 were 2.6% higher than in 1Q04, at R$ 673.8 million, mainly due to the 12.7% increase in volume sold in the domestic market, led by printing and writing paper, and by export prices about 10.8% higher, arising from a 5.6% increase in average export prices in dollars, and a 4.7% devaluation of the Real in the period. Net sales in 2Q04 were 5.2% higher than in 2Q03, mainly due to higher sales in the domestic market and higher pulp export volumes.

Net sales in the first half of 2004 were R$ 1,330.4 million, 7.8% higher than in the first half of 2003, reflecting volume sold 16.6% higher, and average prices 7.5% lower in Reais. Total volume of products sold in first half 2004 was 628.1 thousand tons, a level compatible with our current levels of production, after finalizing the first phase of the modernization of the Suzano Mill.

Market pulp net sales

Pulp net sales in 2Q04 totaled R$ 168.4 million, 2.9% lower than in 1Q04, representing 25.0% of total net sales and 37.1% of total volume – these percentages in 1Q04 were 26.4% and 40.6%.

The reduction in pulp net sales is mainly due to 12.7% lower sales volumes, at 113.9 thousand tons in 2Q04, for two main reasons: (i) greater availability of pulp for sale in 1Q04, when paper production was lower due to the stoppage of the B8 mill for modernization; and (ii) lower consumption during 2Q04 in Asia, due to the temporary adjustment of inventory levels in China.

On the other hand, this was partially offset by an increase of 13.0% in export prices expressed in Reais, due to the increases in prices in dollars, amplified by the devaluation of the Real over the period.

In the 1H04, pulp net sales reached US$ 341.8 million, with a 24.2% growth in comparison to 1H03. Our pulp sales volume reached 244.3 thousand tons (36.2 above the 1H03 level), after the start-up of the Q Pulp Project. Prices in reais were negatively impacted by the appreciation of 8.3% of the average real against the dollar.

Pulp Sales Volume

Thousand tons

150
100
50
-

130 114 85

114 93 74

16 21 11

1Q04 2Q04 2Q03



□ Domestic market □ Export market



Pulp Net Sales
Net Sales - R$ million
200
150
100
50
-
173
168
129
154
141
111
19
27
18
1Q04
2Q04
2Q03
□ Domestic market □ Export market

Paper net sales

Net sales from paper in the second quarter totaled R$ 505.4 million, 4.6% higher than in 1Q04, representing 75.0% of our net sales and 62.9% of volume sold – compared to 73.6% and 59.4%, respectively, in 1Q04. Of the total volume of paper sold in 2Q04, 61.6% was sold to the domestic market, compared with 56.6% in the previous quarter. We attribute this growth mainly to the recovery of the Brazilian economy.

Average paper prices in Reais in 2Q04 were 3.5% higher than in 1Q04, mainly reflecting higher international market prices and the depreciation of the Real, since domestic market prices were stable. 2Q04 paper net sales were 1.2% lower than in 2Q03, reflecting lower prices in spite of the higher volume sold.



Paper Sales Volume
Thousand tons
250
200
150
100
50
-
191
193
185
83
74
81
108
119
105
1Q04
2Q04
2Q03
□ Domestic market □ Export market



Paper Net Sales
Net Sales - R$ million
600
400
200
-
483
505
512
184
176
197
299
330
315
1Q04
2Q04
2Q03
□ Domestic market □ Export market

During the 1H04, paper net sales grew by 3.1%, in comparison with 1H03, reflecting an increase of 6.9% in sales volume, partially compensated by a decrease of 3.5% in average obtained prices.

Cost of goods sold

Average unit cost of goods sold in 2Q04 was R$ 1,276.2, 8.5% higher than in 1Q04, due to (i) the higher percentage of paper in total volume sold; (ii) the higher cost of sea freight for exports; (iii) the wage increases at the Mucuri Mill; (iv) the effect of devaluation of the Real on costs linked to the dollar; (v) advanced expenses related to the programmed maintenance stoppage; and (vi) increased depreciation expenses, reflecting projects which started operating in the period. Unit cost was 2.0% higher in the quarter than in 2Q03, reflecting mainly increased costs of labor and sea freight, partially offset by the higher percentage of pulp in the sales mix – which increased from 31.5% to 37.1% of total sales.

Cash production cost of pulp in 2Q04 was stable – and among the lowest in the world – at US$ 154/ton, compared with US$155/ton in 1Q04. The effect of the higher cost of fuel, affecting both wood transport and the pulp production process, and the programmed maintenance stoppage, were offset by the 4.9% devaluation in the average exchange rate between the two periods.

Gross profit

Gross profit in 2Q04 was R$ 282.3 million, 1.2% higher than in 1Q04. Gross margin was 41.9% in 2Q, and 42.5% in 1Q. The reduction in gross margin mainly reflected the factors explained above.

In comparison with 2Q03, our Gross profit was reduced by 6.4% and our gross margin was 5.2 percentage points lower. This reduction was influenced by the factors described before, mainly the higher prices during 2Q03.

Selling expenses

Selling expenses were stable at R$ 32.8 million in 2Q04, compared with R$ 31.8 million in 1Q04 – these were respectively 4.9% (2Q) and 4.8% (1Q) of net sales. In spite of lowerer export volume, export-related selling expenses were affected by the devaluation of the Real, and the higher volume of domestic sales generated higher logistics-related expenses.

Selling expenses in 2Q04 were 2.1% lower than in 2Q03, when marketing expenses were lower, and the provision for doubtful receivables was also lower, compensated mainly by an increase in personnel expenses.

General and administrative (G&A) expenses

G&A expenses in 2Q04 were R$ 46.7 million, and were also stable in relation to 1Q04. Compared to 2Q03 they were 16.4% lower, reflecting reduction of administrative expenses on personnel, and lower expenses on services and consultants. In the whole first half of 2004, G&A expenses totaled R$ 93.0 million, and were 20.0% lower than in the first half of 2003, for the same reasons.

Ebitda

Ebitda in 2Q04 was R$ 254.1 million, an increase of 0.5% from 1Q04. Ebitda / Net Sales margin was reduced from 38.5% in 1Q to 37.7% in 2Q04, mainly reflecting the reduction in gross margin (explained above). The 2Q04 Ebitda / Net Sales margin was 2.3 percentage points lower than in 2Q03, mainly reflecting the reduction in gross margin, though compensated by the lower SG&A expenses.


300
250
200
150
100
50
-
R$ millio
38.5%
37.7%
40.0%
253
254
256
1Q04
2Q04
2Q03
EBITDA
EBITDA margin

Net financial expenses

We recorded net financial expenses of R$ 139.2 million in 2Q04, which compares with net financial expenses of R$ 34.6 million in 1Q03. The increase is partly explained by the effect of the devaluation of the Real on our dollar-denominated assets and liabilities. The part corresponding to interest – i.e. excluding the effect of FX and monetary variation – was a net expense of R$ 10.6 million in 2Q04, compared with an expense of R$ 20.5 million in 1Q04, the reduction being mainly due to the effect of hedge transactions on our cash investments.

Income tax

The total expenses of Income tax and the Social Contribution on Net Profit in 2Q04 was R$ 9.3 million, compared with R$ 43.2 million in 1Q04 (reduction of 78.5%). The change reflected: (i) lower taxable profit and (ii) reversal of the reduction factor applied in relation to the tax credits, which had been posted as a precaution against adverse future events, due to the acceleration of its offsetting as a result of the merger.

Net income

Net income in 2Q04 was R$ 88.2 million, compared with R$ 115.9 million in 1Q04. The reduction is mainly due to the impact of the FX variation on our foreign currency exposure on our balance sheet.

Cash and indebtedness

Net debt on June 30, 2004 was R$ 1,811.3 million, or US$582.9 million, compared with R$ 1,652.4 million (or US$568.1 million) on March 31, 2004. Net debt/Ebitda annualized at the end of June was 1.79, compared with 1.63 at the end of March.

Capital expenditure

We invested a total of R$ 150.6 million in 2Q04, which included R$ 54.5 million in the São Paulo Mills and R$ 82.9 million in the Mucuri Mill. A further R$ 10.6 million was invested in the Capim Banco hydroelectric project.

Of the total invested in 2Q04, (i) R$ 22.2 million was invested in the modernization project at Suzano – made up of R$ 7.3 million in the Q project and R$ 14.9 million in the P project to modernize the B8 paper machine; (ii) R$ 38.3 million in the optimization project of the Mucuri pulp mill; and (iii) R$ 8.3 million in the forestry base for the expansion project. The rest was current capital expenditure.

Suzano Bahia Sul Papel e Celulose S.A. (Suzano Papel e Celulose) is one of the largest fully integrated producers of pulp and paper in Latin America, with pulp production capacity of 1.1 thousand tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in future demand for the Company's products, changes in the factors which affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general. Investors are cautioned not to rely on these forward-looking statements in making decisions.

--- *Five pages with tables follow* ---

The following tables and financial statements for the periods 1Q04, 2Q03, 1H03 and June 30 2003 and March 31 2004 refer to financial statements of Companhia Suzano de Papel e Celulose and for the

periods 2Q04 and June 30 2004 refer to Suzano Bahia Sul Papel e Celulose S.A. The information regarding sales volumes, prices in Reais and US Dollars and the Ebitda calculation have not been reviewed by our independent auditors.

Evolution of capital stock

Shares	Suzano	Bahia Sul	Post merger	Post reverse split
ON	102,374,458	1,364,356,856	**1,871,046,782**	102,374,458
PNA	171,145,326	1,833,313,825	**3,317,754,543**	181,531,176
PNB	-	27,032,732	**25,066,939**	1,371,539
Total	273,519,784	3,224,703,413	**5,213,868,263**	285,277,173

Production **(thousand tons)**

	2Q04	2Q03	1S04	1S03
Pulp	117.5	109.4	245.8	201.0
Coated P&W	19.1	19.9	40.9	41.1
Paperboard	39.8	47.2	88.5	96.3
Unoated P&W	118.9	123.5	237.1	244.8
Total	**295.3**	**299.9**	**612.3**	**583.3**

Net sales **(thousand tons)**

	2Q04		2Q03		1H04		1H03	
	R$	Tons	R$	Tons	R$	Tons	R$	Tons
Domestic Market	**357,079**	**140.2**	**332,973**	**115.8**	**675,771**	**264.6**	**633,841**	**235.5**
Pulp	27,274	21.4	17,879	11.2	46,770	37.8	37,864	23.9
Coated	58,728	18.9	59,539	18.4	109,597	35.4	110,288	34.1
Paperboard	83,552	28.9	79,401	26.2	168,192	59.4	152,223	55.2
P&W	187,525	71.0	176,154	60.0	351,212	132.0	333,466	122.2
Export Market	**316,756**	**166.6**	**307,344**	**155.0**	**654,621**	**363.5**	**599,750**	**303.0**
Pulp	141,123	92.5	110,781	74.2	295,063	206.5	237,320	155.0
Coated	6,446	2.6	3,202	1.3	14,832	6.3	5,643	2.3
Paperboard	28,590	13.7	42,807	21.7	67,560	34.4	77,174	38.6
P&W	140,597	57.8	150,554	57.8	277,166	116.3	279,613	106.6
Total	**673,835**	**306.8**	**640,317**	**270.8**	**1330,392**	**628.1**	**1233,591**	**538.5**
Pulp	168,397	113.9	128,660	85.4	341,833	244.3	275,184	179.4
Coated	65,174	21.5	62,741	19.7	124,429	41.7	115,931	36.4
Paperboard	112,142	42.6	122,208	47.9	235,752	93.9	229,397	93.8
P&W	328,122	128.8	326,708	117.7	628,378	248.2	613,079	228.9

Balance Sheet (1) **(thousand reais)**

[illegible]	June 30, 2004	[illegible]
CURRENT ASSETS		
CASH AND CASH EQUIVALENT	1,437,071	1,332,451
TRADE ACCOUNTS RECEIVABLE	498,175	412,148
INVENTORIES	372,814	383,841
RECOVERABLE TAXES	53,672	45,147
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	111,890	62,137
OTHER ACCOUNTS RECEIVABLE	29,355	34,964
	2,502,977	2,270,688
NON CURRENT ASSETS		
RECOVERABLE TAXES	27,826	26,345
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	195,697	187,899
OTHER ACCOUNTS RECEIVABLE	106,313	84,100
	329,836	298,344
PERMANENT ASSETS		
INVESTMENTS	30,868	23,622
PROPERTY, PLANT AND EQUIPMENT	3,284,090	3,060,498
DEFERRED CHARGES	24,712	345,340
	3,339,670	3,429,460
TOTAL ASSETS	6,172,483	5,998,492

[illegible]	June 30, 2004	[illegible]
CURRENT LIABILITIES		
TRADE ACCOUNTS PAYABLE	125,519	152,479
LOANS AND FINANCING	1,549,193	1,444,468
ACCRUED SALARIES AND PAYROLL TAXES	50,916	46,459
TAXES PAYABLE OTHER THAN ON INCOME	15,889	8,978
INCOME AND SOCIAL CONTRIBUTION TAXES	8,404	5,975
DIVIDENDS PAYABLE	,285	120,503
OTHER ACCOUNTS PAYABLE	70,674	84,115
RELATED PARTIES		*1,613*
	1,820,880	1,864,590
NON CURRENT LIABILITIES		
LOANS AND FINANCING	1,699,219	1,533,347
ACCOUNTS PAYABLE	36,741	32,842
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	11,321	27,713
PROVISION FOR CONTINGENCIES	115,465	105,501
	1,862,746	1,699,403
MINORITY INTERESTS	-	115,606
SHAREHOLDER´S EQUITY		
SHARE CAPITAL	1,477,963	1,287,737
CAPITAL RESERVES	175,256	26,741
REVALUATION RESERVES	-	34,281
PREMIUM RESERVES	101,636	-
PROFIT RESERVES	536,170	970,134
TREASURY SHARES	(13,339)	-
ACCUMULATED PROFIT	211,171	-
	2,488,857	2,318,893
TOTAL LIABILITIES	6,172,483	5,998,492

(1) The detailed description of all changes related to the downstream merger are included in Note 1 of our Second quarter 2004 Financial Statements

Income statement (thousand reais)

	2004			2003			Variations	
			A.V.			A.V.	Var %	Var %
	2º Qtr	1º Sem	%	2º Qtr	1º Sem	%	2Q04X2Q03	1S04X1S03
GROSS SALES	732,948	1,444,049	108,5%	697,743	1,352,160	109,6%	5,0%	6,8%
SALES TAXES	(59,113)	(113,657)	-8,5%	(57,426)	(118,569)	-9,6%	2,9%	-4,1%
NET SALES	673,835	1,330,392	100,0%	640,317	1,233,591	100,0%	5,2%	7,8%
COST OF SALES	(391,585)	(769,350)	-57,8%	(338,813)	(618,801)	-50,2%	15,6%	24,3%
GROSS PROFIT	282,250	561,042	42,2%	301,504	614,790	49,8%	-6,4%	-8,7%
SELLING EXPENSES	(32,810)	(64,60)	-4,9%	(33,524)	(65,190)	-5,3%	-2,1%	-0,9%
GENERAL AND ADMINISTRATIVE EXPENSES	(46,744)	(93,041)	-7,0%	(55,926)	(116,278)	-9,4%	-16,4%	-20,0%
FINANCIAL EXPENSES	(56,139)	(107,940)	-8,1%	(113,822)	(216,831)	-17,6%	-50,7%	-50,2%
FINANCIAL INCOME	45,561	76,883	5,8%	40,931	75,586	6,1%	11,3%	1,7%
EQUITY INCOME INSUBSIDIARIES AND AFFILIATES	(72)	(208)	0,0%	(720)	(720)	-0,1%	-90,0%	-71,1%
AMORTIZATION OF GOODWILL	10,422	-	0,0%	(10,422)	(20,844)	-1,7%	-200,0%	-100,0%
OTHER OPERATING INCOME	2,387	8,20	0,6%	1,055	5,894	0,5%	126,3%	39,1%
OPERATING PROFIT BEFORE MONETARY AND EXCHANGE RATE VARIATION	204,855	380,336	28,6%	129,076	276,407	22,4%	58,7%	37,6%
NET MONETARY AND EXCHANGE RATE VARIATION ON ASSETS	(128,590)	(142,748)	-10,7%	242,291	344,190	27,9%	-295,4%	-280,9%
OPERATING PROFIT	76,265	237,588	17,9%	371,367	620,597	50,3%	-79,5%	-61,7%
NONOPERATING INCOME	16,150	19,044	1,4%	2,164	5,949	0,5%	646,3%	220,1%
NET INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	92,415	256,632	19,3%	373,531	626,546	50,8%	-75,3%	-59,0%
INCOME AND SOCIAL CONTRIBUTION TAXES	(9,305)	(52,548)	-3,9%	(111,322)	(204,117)	-16,5%	-91,6%	-74,3%
NET INCOME BEFORE MINORITY INTEREST	83,110	204,084	15,3%	262,209	422,429	34,2%	-68,3%	-51,7%
MINORITY INTEREST	5,059	-	0,0%	(9,243)	(15,202)	-1,2%	-154,7%	-100,0%
NET INCOME FOR THE PERIOD	88,169	204,084	15,3%	252,966	407,227	33,0%	-65,1%	-49,9%
DEPRECIATION / DEPLETION / AMORTIZATION	49,050	95,464		43,275	86,436			
EBIT	205,083	411,601		213,109	439,216			
EBITDA	254,133	507,065		256,384	525,652			
GROSS PROFIT / NET SALES	41.9%	42.2%		47.1%	49.8%			
EBITDA / NET SALES	37.7%	38.1%		40.0%	42.6%			
NET DEBT / EBITDA (anualized)	1.78	1.79		1.59	1.55			

Statements of cash flow (thousand reais)

	Jun/2004	Jun/2003
Cash flows from operating activities		
Net income for the year	204,084	407,227
Adjustements to reconcile net income to cash generated from operating activities		
Depreciation, depletion and amortization	95,464	86,436
Result on sale of property, plant and equipment	(19,207)	(3,957)
Equity interest in subsidiaries and affiliates	208	720
Amortization of goodwill	-	20,844
Minority interests	-	15,202
Deferred income and social contribution taxes	(73,943)	87,074
Interest, exchange and monetary varation of noncurrent assets and liabilities	163,316	(286,187)
Increase in provisions	9,964	33,292
Changes in assets and liabilities		
(Reduction) Increase in accounts receivable and other receivable	(86,027)	(6,319)
(Reduction) Increase in other current and non-current assets	(15,583)	(31,931)
Increase (reduction) in other current liabilities	(140,064)	60,177
Net cash from operating activities	138,212	382,578
Cash flows from investing activities		
Acquisition of investments	(7,118)	(7,339)
Acquisition of property, plant and equipment	(340,922)	(216,511)
Increase of deferred charges	(1,599)	(3,446)
Net income effect of downstream merger	-	-
Capital reduction of subsidiary	-	503,287
Loss on disposal of investment	-	(52,173)
Income tax incentive	5,794	-
Receipt from sale of property, plant and equipment	43,535	12,118
Net cash used in investing actitivities	(300,310)	235,936
Cash flows from financing activities		
Capital contribution	1,669	-
Capital contribution from downstream merger	-	-
Setup of special good will reserve on downstream merger	108,723	-
Equity increase from elimination of minority interest	115,606	-
Profit on intercompany fixed assets dispolsal non longer eliminated take over	53,862	-
Dividends paid	(120,078)	(70,040)
Loans received	808,049	649,642
Loans paid to controlling shareholders	-	(653,309)
Payment of loans	(701,113)	(637,435)
Net cash from financing activities	266,718	(711,142)
Effects of exchange rate variation on cash and cash equivalents	-	(2,331)
Increase (decrease) in cash and cash equivalents		
Beginning of year	1,332,451	1,342,061
End of year	1,437,071	1,247,102
Increase (decrease) in cash and cash equivalents	104,620	(94,959)

Loans and financing **(thousand reais)**

	Index	Interest	Consolidated Jun/2004	Consolidated Mar/2004
For acquisition of equipament				
BNDES - Finem	TJLP (1) (3)	10,03%	445,410	433,055
BNDES - Finem	Cesta de moedas (1) (3)	10,18%	100,639	79,850
BNDES - Finame	TJLP (1) (3)	9,38%	36,695	39,596
BNDES - Automático	TJLP (1) (3)	9,13%	5,335	4,827
Working capital				
Exporting financing	US$	4,64%	2,144,565	1,950,870
Syndicated loan	US$ (2)	3,81%	237,255	219,969
Eurobond	US$	10,625%	-	-
Resolution 63	US$	2,50%	-	18,969
FMO	US$ (4)	10,12%	213,309	35,945
Importation financing	US$	2,49%	52,353	57,166
Others	US$	-	12,850	11,653
			3,248,411	2,851,900
Current liabilities			1,549,193	1,391,578
Noncurrent liabilities			1,699,218	1,460,322
The long-therm portion of loans and financing mature as follows:				
July to december 2005			341,585	486,673
2006			580,418	451,958
2007			297,624	183,716
2008			193,976	119,042
2009			143,781	101,624
2010 forward			141,834	117,309
			1,699,218	1,460,322

(1) Capitalization agreement that corresponds to the amount in excess of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading Ltd. obtained foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing matures in a three-year period, which is the same period that the Eurobonds are due, and bears interest at the LIBOR plus 2.60% p.a. During the third quarter of 2003 it was prepaid US$ 25 million for such financing. The Eurobonds will be held until maturity (July 10, 2004) by the aforementioned wholly-owned subsidiary.

(3) Financing is secured by mortgages on plant, rural properties and timberland, and guarantees of the financed assets.

(4) Including loans in the amount of R$ 175 million (US$ 56 million) that require same financial indicators based on financial data of the consolidated financial statement. At the end of the quarter, the Company had not defaulted on any covenants.


SUZANO
PAPEL E CELULOSE

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
CNPJ/MF No. 16.404.287/0001-55
Brazilian listed company with authorized capital

COMPANHIA SUZANO DE PAPEL E CELULOSE
CNPJ N°. 60.651.726/0001-16
Brazilian listed company with authorized capital

Notice to stockholders

Suzano Bahia Sul Papel e Celulose S.A. **("the Company")**, the new corporate name of **Bahia Sul Celulose** S.A.announce that:

1. On 2 August 2004 the period for stockholders of **Companhia Suzano de Papel e Celulose ("Suzano")** to exercise their right to withdraw from that company expired. This right arose from the decision by the Extraordinary General Meeting of Suzano held on 30 June 2004 to approve the merger of Suzano into Bahia Sul.

2. For this reason the Company now confirms the success of the transaction in which Suzano was merged into the Company, and hereby informs the public that, starting on 5 August 2004, the shares issued by the Company will be traded on the São Paulo stock exchange (Bovespa), under the ticker symbols "**SUZB3**" for the common shares, "**SUZB5**" for the class A preferred shares, and "**SUZB6**" for the class B preferred shares.

3. As explained in the "Announcement of Material Event" published on 1 July 2004, the company's shares will undergo a reverse split in which 18.2765 shares become one new share – the exchange ratio used in the merger transaction approved at the Extraordinary General Meeting of the Company of 29 June 2004 – and this will enable the shares to be quoted in unit form and traded in lots of 100 shares.

4. In cases where the reverse split results in a fractional number of shares, this number will be rounded upwards, at no cost to the stockholder.

São Paulo, 2 August 2004

Bernardo Szpigel

Invested Relations Director